                    U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                  FORM 10-SB

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                EMB CORPORATION
                                ---------------
                (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


                HAWAII                                   95-3811580
----------------------------------------    ------------------------------------
    (STATE OR OTHER JURISDICTION OF         (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)


         575 ANTON BOULEVARD
              SUITE 200
         COSTA MESA, CALIFORNIA                            92626
----------------------------------------    ------------------------------------
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)                 (ZIP CODE)


ISSUER'S TELEPHONE NUMBER:                      (714) 437-0715
                              --------------------------------------------------

SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:  NOT APPLICABLE

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT: COMMON STOCK, NO PAR VALUE

                                    PART I
                                    ------

ITEM 1.   DESCRIPTION OF BUSINESS.

          GENERAL. EMB Corporation (the "Company"), a Hawaii corporation, was incorporated in 1960, and was originally organized to acquire and manage developed and undeveloped real estate. However, the Company had not conducted any significant operations for a number of years until it agreed to acquire substantially all of the assets and assumed certain liabilities of Sterling Alliance Group, Ltd. ("SAG") in December, 1995, including all of the issued and outstanding capital stock of Electronic Mortgage Banc, Ltd. ("EMB") which is presently a wholly owned subsidiary of the Company. The Company recently changed its corporate name from "Pacific International, Inc." to EMB Corporation to reflect the change in the purposes and nature of its business.

          The Company, through EMB, is primarily engaged in business activities in the mortgage loan industry. There are two primary segments of the mortgage business in which the activities of the Company will be concentrated. First, EMB acquired a license from Virtual Lending Technology, Inc. ("VLT"), an affiliate of the Company, for its MortgageShare proprietary software which is part of the Company's software system designed for the origination and processing of residential mortgage loans that it calls Mortgage Approval Xpress ("M.A.X."). M.A.X. is licensed by EMB to unaffiliated third parties for use in their operations. Second, EMB is a residential mortgage lender on a retail basis directly to consumers and through its licensees, and on a wholesale basis to other mortgage lenders under the tradename "EMB Funding". Mortgages originated by the Company may be held primarily for investment, or may be sold to third parties, or may be securitized and issued as mortgage-backed securities.

          A substantial part of the assets of the Company is comprised of undeveloped land with its associated water rights located in California (recorded at $843,000 as of July 31, 1996) that was acquired from SAG, which represents approximately 75.9% of its total assets. Although the Company is not intended to be a real estate company, it will hold real estate for sale from time to time, as a result of foreclosures or other events. See Item 3 - Undeveloped Land and Water Rights, and Note A to Financial Statements.

          In connection with the acquisition of assets from SAG, including the acquisition of EMB and land, the Company issued 3,375,000 (post-split) shares of its Common Stock to SAG which presently represents approximately 76.2% of the issued and outstanding Common Stock of the Company.

          INTERACTIVE MORTGAGE SOFTWARE-M.A.X. The M.A.X. software of the Company is an interactive video-based computer software system that is designed to facilitate mortgage loan applications and their prompt approval directly with mortgage lenders, to prepare and submit applications for title and property insurance, credit review, title research and escrow ordering and review. The system is linked to the ProShare(R) software system developed by Intel(R) Corporation that provides direct teleconferencing and interaction between the prospective borrower/real estate agent and mortgage lenders. ProShare software has been modified and adapted to operate with the M.A.X. software applications of the Company. The interactive mortgage software utilized by the Company includes MortgageShare which is an integral part of the overall EMB system. MortgageShare software was licensed on a non-exclusive basis to EMB, a wholly owned subsidiary of the Company, by Virtual Lending Technology, Inc. ("VLT") which is owned and operated by Rory P. Hughes and Frank D. Tuttle who subsequently became directors and officers of the Company. Under the terms of the Company's license agreement for its M.A.X. software with VLT, the Company will pay $145 to VLT for each mortgage loan funded through the use of the M.A.X. software system by the Company and its sublicensees. See Item 7.

          M.A.X. provides the opportunity to prospective borrowers to review and evaluate a broad range of available mortgages of varying interest rates and terms from various lenders, and to select those specifically suited to their financial objective for further analysis. M.A.X. then enables the borrower/agent to complete a loan application of the selected mortgage lender, permits an immediate review of the borrower's credit history and qualifications, and facilitates prompt approval of the loan application by EMB's staff underwriters or through the automated underwriting systems employed by Fannie Mae and Freddie Mac, the primary secondary-market purchasers of mortgages. Thus, in approximately one hour, a borrower can receive loan approval, subject only to verification of financial information and appraisal of the subject property. M.A.X. also permits the contemporaneous ordering and review of preliminary title reports and escrow instructions. A remote printer creates hard copies of documents for signing by the borrower.

          The computer system of EMB is installed with Intel's Pentium(R) processor utilizing Intel's ProShare video conferencing system which permits the borrower to see and talk directly to the loan officer for a personal pre-qualification interview from any remote location. The interview may conclude with the complete loan application being submitted and approved.

          The Company is continuing the development and refinement of its M.A.X. software system and continuing evaluation of electronic information gathering and communication equipment. The Company intends to continue to focus on its technology and marketing relationship with Intel Corporation. This relationship has accelerated the development of the Company's software and has enhanced its marketing program through exhibitions, trade shows and seminars with real estate brokers, credit unions, residential real estate developers, mortgage brokers, and others. An objective of the Company is to become a leader in advanced mortgage software and video communications to facilitate mortgage loans. To the extent that the Company achieves its objective in this technological area, the Company believes that it will complement and increase its mortgage lending business.

          LICENSES OF M.A.X. The Company licenses its M.A.X. mortgage software system to real estate brokerage firms, credit unions, real estate developers, mortgage brokers and others. As of September 30, 1996, EMB has approximately 30 licensees who are served by 10 Company loan officers. Each licensee has their own computer systems with M.A.X. and ProShare software with video conferencing capability.

          The direct relationship with real estate brokers, credit unions, land developers and other organizations enables the Company to establish point-of-sale opportunities to originate and process mortgage loans. The business of the licensee is improved because of the substantial savings of time and effort in securing pre-qualification of their customers for mortgage financing and for prompt loan approvals, and also provides an opportunity to enhance the quality and timeliness of its services to its customers. Because the mortgage services of EMB are available 24 hours a day, seven days a week, the licensees always have on-line access to current interest rates and fees which can be downloaded at any time to any computer utilized by a licensee. Similarly, the status of loans, processing or underwriting can be determined at any time. The borrower or his agent at any remote site can also utilize M.A.X. to connect with escrow, title or credit reporting agencies with the Intel video conferencing system. This one-stop electronic and video connection between and among all of the important parties to a residential real estate transaction is a highly efficient and convenient system for the licensee and provides prompt quality service for the borrower.

          PRICING. The Company's M.A.X. software is priced based on a number of factors, including the application configuration, the modules licensed and the number of licensed users. The list price for licenses of the M.A.X. software is presently $500 with a $100 fee for additional office sites. The Company also charges an additional continuing license fee calculated on each loan originated by the licensee equal to 50% to 70% of the loan origination fee and yield spread pricing of each loan, depending upon the loan production volume of the licensee's office. The Company may offer discounts to customers based on the scope of the customer's commitment and other commercial considerations. Additionally, the Company may in the future offer new or different configurations at significantly lower or higher prices.

          CUSTOMER SERVICE AND SUPPORT. The Company's customer service and support organization provides customers with technical support, training, consulting and implementation services. All of the Company's current customers have software maintenance agreements with the Company that provide for one or both of the following services:

          Customer Education and Training. The Company offers training courses designed to meet the needs of end users, integration experts and system administrators. The Company also trains customer personnel who in turn may train end users in larger deployments. Training classes are provided at the customers' offices. Fees for education and training services are in addition to and separate from the fees for software products and are typically charged either per student and per class, or on a per diem basis.

          Software Maintenance and Support. The Company offers telephone, electronic mail and facsimile customer support through its central technical support staff at the Company's headquarters. The Company also provides customers with product documentation and release notes that describe features in new products, known problems and workarounds, and application notes. Software product license fees do not cover maintenance. Each customer is entitled to receive certain software upgrades, maintenance releases and technical support for an annual fee. The annual subscription service fee for the Company's products covers all updates and maintenance on an ongoing basis for the term of the subscription.

          SALES AND MARKETING. The Company markets and sells its software and services primarily through a direct sales force based in Costa Mesa, California. The Company's sales and marketing organization consisted of seven employees as of September 30, 1996. The Company also has regional marketing representatives based in Florida, Pennsylvania, Texas and Connecticut. To support its sales force, the Company conducts a number of marketing programs, which includes public relations, telemarketing, seminars, trade shows and customer advisory board meetings.

          The Company's strategy is to expand its marketing efforts to reach a broad customer base in its targeted mortgage industry. The Company's field sales force conducts multiple presentations and demonstrations of the Company's software to users at the customer site as a part of the direct sales effort.

          The Company believes that in order to increase sales opportunities and profitability, it may expand into international sales. The Company intends to continue to expand its direct and indirect sales and marketing activities, which will require significant management attention and financial resources.

          The Company may commit significant time and financial resources to developing international sales and support channels. There will be a number of risks inherent in the Company's international business activities, including unexpected changes in regulatory requirements, tariffs and other trade barriers, costs and risks of localizing products for foreign countries, longer accounts receivable payment cycles, potentially adverse tax consequences, currency fluctuations, repatriation of earnings and the burdens of complying with a wide variety of foreign laws. In addition, revenues of the Company earned in various countries where the Company does business may be subject to taxation by more than one jurisdiction, thereby adversely affecting the Company's earnings.
There can be no assurance that such factors will not have an adverse effect on the revenues from the Company's future international sales and, consequently, the Company's business, financial condition or results of operations.

          The Company licenses its M.A.X. software system to customers pursuant to license agreements which are generally standard in form, although each license is individually negotiated and may contain variations. The standard form agreements allow the customer to use the Company's software solely on the customer's computer equipment for the customer's internal purposes, and the customer is generally prohibited from sublicensing or transferring the licensed materials. The agreements generally provide that the Company's warranty of its software is limited to correction or replacement of the affected software, and in most cases the Company's warranty liability may not exceed the licensing fees from the customer. The Company's form agreement also includes a confidentiality clause protecting proprietary information relating to the Company's software system.

          The Company generally ships its software products within a short period of time after execution of a license. As a result, the Company typically does not have a material backlog of unfilled license orders at any given time, and the Company does not consider backlog to be a meaningful indicator of future performance.

          STRATEGIC RELATIONSHIPS. The Company believes that, in order to provide comprehensive component and supplier management solutions, it will be necessary to develop, maintain and enhance close associations with vendors of hardware, software, database, and professional services. The Company has established marketing and strategic relationships with Intel Corporation. The Company's relationship with Intel Corporation has enabled it to integrate its software with standard hardware platforms. The Company meets regularly with Intel Corporation to enhance integration between their complementary products and the Company's software. The Company believes this relationship can enhance the Company's ability to deliver mortgage software that support customers' existing management architecture and that is tailored to the specific requirements of the mortgage industry. Although the Company seeks to maintain a close relationship with Intel Corporation, if the Company is unable to develop and retain effective, long-term relationships with other third parties, the Company's competitive position could be adversely affected.

          RESEARCH AND DEVELOPMENT. The Company has committed, and expects to continue to commit in the future, substantial resources for its software product development. Research and development efforts are directed at increasing software functionality, improving its performance and expanding the capability of the software to interoperate with third party software. The Company intends to release new software and enhancements to existing software. Although the Company expects that certain of its new software will be developed internally, the Company may, based on timing and cost considerations, acquire technology and products from third parties or retain consultants.

          The Company supplements its software development efforts by reviewing customer feedback on existing software and working with customers and potential customers to anticipate future functionality requirements. To assist this effort, the Company intends to organize a customer advisory board made up of representatives from its key customers which will meet periodically to provide feedback regarding the Company's current and future product plans.

          The Company's future success will depend in part upon its ability to enhance its current software and to develop and introduce new software on a timely basis that keep pace with technological developments, emerging industry standards and the increasingly sophisticated needs of its customers. There can be no assurance that the Company will be successful in developing or marketing software enhancements or new software that respond to technological change or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products or that its new software or software enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or other reasons, to develop and introduce new software or enhancements, the Company's business, financial condition or results of operations could be materially adversely affected.

          In addition, applications software products as complex as those offered by the Company frequently contain undetected errors or failures when first introduced or when new versions are released. The Company has in the past discovered software errors in certain of its products and enhancements, both before and after initial shipments, and has experienced delays or lost revenues during the period required to correct these errors. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not occur in software or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, financial condition or results of operations.

          COMPETITION. The market for the Company's software is competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. The Company's software products are targeted at the emerging market for open, mortgage software, and the Company's competitors offer a variety of products and services to address this market. Further, the Company currently faces indirect competition from third-party professional service organizations and internal management information systems and computer design departments of potential customers that develop custom internal software.

          In the future, because there are relatively low barriers to entry in the software industry, the Company could experience additional competition from other established or emerging companies as the mortgage software market continues to develop and expand. To the extent that the Company expands into Internet-based or other forms of delivery of mortgage services, the Company may encounter additional competition from its existing competitors and other established or emerging companies. Many of these potential competitors may have well-established relationships with the Company's current and potential customers, may have extensive knowledge of the mortgage industry, better name recognition and significantly greater financial, technical, sales, marketing and other resources and are capable of offering single vendor solutions which span multiple industries. It is also possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. The Company also expects that competition will increase as a result of software industry consolidations. The Company's competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their products.

          Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could materially adversely affect the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to compete successfully against current or future competitors or that competitive pressure will not adversely affect its business, financial condition or results of operations.

          The Company believes that the principal competitive factors affecting its market include features such as openness, scalability, ability to integrate with third party products, functionality, adaptability, ease of use, product reputation, quality, performance, price, customer service and support, effectiveness of sales and marketing efforts and company reputation. Although the Company believes that it currently competes favorably with respect to such factors, there can be no assurance that the Company can maintain its competitive position against current and potential competitors, especially those with greater financial, marketing, service, support, technical and other resources than the Company.

          PROPRIETARY RIGHTS AND LICENSING. The Company's success is heavily dependent upon proprietary technology. The Company will rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions with its employees, consultants and business partners and in its license agreements to protect its proprietary rights. The Company seeks to protect its software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's mortgage software or to obtain and use information that the Company regards as proprietary. While the Company is not aware that any of its software infringes upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with resect to current or future products.

          In addition, the Company relies on certain software that it licenses from Virtual Lending Technology, Inc. and other third parties, including software that is used in the Company's products to perform certain functions. There can be no assurance that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss or inability to maintain any of these software or data licenses could result in delays or cancellations in product shipments until equivalent software can be identified and licensed or developed and integrated with the Company's products. Any such delay or cancellation could materially adversely affect the Company's business, financial condition or results of operations.

          The Company's products are generally provided to customers in object code (machine-readable) format only. From time to time, in limited circumstances, the Company may license source code (human-readable) format subject to customary protections such as use restrictions and confidentiality agreements. In addition, certain customers may enter into source code escrow arrangements with the Company, pursuant to which the Company's source code will be released to the customer upon the occurrence of certain events, such as the commencement of bankruptcy or insolvency proceedings by or against the Company, or certain material breaches of the agreement. In the event of any release of the source code from escrow, the customer's license is generally limited to use of the source code to maintain, support and configure the Company's software products.

Mortgage Lender
---------------

          GENERAL. EMB, a subsidiary of the Company, has been a retail mortgage broker for approximately two and half years, and has recently commenced its business as a wholesale mortgage banker. EMB will originate its own loans and those of its licensees on a retail basis and provides wholesale lending services to approved mortgage brokers. It has entered into a correspondent lending relationship with ICI Funding Corporation, a division of Imperial Credit Industries, Inc. ("ICI"), a national mortgage lender, and others. Initially, EMB will underwrite and fund through a wholesale line of credit from Imperial Warehouse Lending Group Inc., and then resell such loans to ICI. In the future, the Company intends to develop associations with other mortgage lenders to participate in the secondary marketing of mortgages. The impact of the absence of any lines of credit upon the mortgage brokerage business of the Company would be to terminate this portion of its business or otherwise severely and adversely limit the amount of its mortgage brokerage business. The Company does not presently have any reason to believe that correspondent lending relationships will not be available for its mortgage lending business. However, there can be no assurance that mortgage funding will be available in sufficient amounts to support the mortgage funding operations of the Company or will be available on commercially reasonable terms and conditions.

          EMB expects to negotiate servicing fees for servicing its mortgage loans, or to obtain service release fees upon the resale of mortgages. The Company may also package and resell mortgage loans as asset-backed securities.

          LOAN STANDARDS. Mortgage loans made by EMB will be loans with fixed or adjustable rates of interest secured by first mortgages, deeds of trust or security deeds on residential properties with original principal balances which did not exceed 95% of the value of the mortgaged properties, unless such loans are FHA-insured or VA-guaranteed. Generally, each mortgage loan having a loan-to-value ratio, as of the cut-off-date, in excess of 80%, or which is secured by a second or vacation home, will be covered by a Mortgage Insurance Policy, FHA Insurance Policy or VA Guaranty insuring against default all or a specified portion of the principal amount thereof.

          The mortgage loans will be "one to four-family" mortgage loans, which means permanent loans (as opposed to construction or land development loans) secured by mortgages on non-farm properties, including attached or detached single-family or second/vacation homes, two to four-family primary residences and condominiums or other attached dwelling units, including individual condominiums, row houses, townhouses and other separate dwelling units even when located in buildings containing five or more such units. Each mortgage loan must be secured by an owner occupied primary residence or second/vacation home, or by a nonowner occupied residence. The mortgaged property may not be a mobile home.

          No mortgage loan is expected to have an original principal balance less than $30,000. While most loans may be less than $700,000, EMB may fund loans of up to $2,000,000 through its own wholesale credit lines or by brokering such loans to unaffiliated third-party mortgage lenders. Fixed rate mortgage loans must be repayable in equal monthly installments which reduce the principal balance of the loans to zero at the end of the term.

          CREDIT, APPRAISAL AND UNDERWRITING STANDARDS.  Each mortgage loan must
(i) be an FHA-insured or VA-guaranteed loan meeting the credit and underwriting requirements of such agency, or (ii) meet the credit, appraisal and underwriting standards established by the Company. For certain mortgage loans which may be subject to a mortgage pool insurance policy, the Company may delegate to the issuer of the mortgage pool insurance policy the responsibility of underwriting such mortgage loans, in accordance with the Company's credit appraisal and underwriting standards. In addition, the Company may delegate to one or more lenders the responsibility of underwriting mortgage loans offered to the Company by such lenders, in accordance with the Company's credit, appraisal and underwriting standards. In connection with any such delegation of underwriting responsibility to a lender, the Company will require that the lender (i) make certain representations and warranties to the Company which shall be the basis for certain of the Company's representations and warranties to the trustee; (ii) agree to repurchase any mortgage loan which is discovered at any time not to be in conformance with such representations and warranties, if such defect cannot be cured within 60 days of discovery of such breach; and (iii) agree to provide the Company within 10 days of request the credit file for any mortgage loan the Company desires to audit for compliance with the terms of the Company's loan purchase program. It is anticipated that the Company will select for audit certain of the credit files after purchase of the related mortgage loans.

          The Company's underwriting standards are intended to evaluate the prospective mortgagor's credit standing and repayment ability, and the value and adequacy of the proposed mortgaged property as collateral. In the loan application process, prospective mortgagors will be required to provide information regarding such factors as their assets, liabilities, income, credit history, employment history and other related items. Each prospective mortgagor will also provide an authorization to apply for a credit report which summarizes the mortgagor's credit history. With respect to establishing the prospective mortgagor's ability to make timely payments, the Company will require evidence regarding the mortgagor's employment and income, and of the amount of deposits made to financial institutions where the mortgagor maintains demand or savings accounts. In some instances, mortgage loans may be sold to the Company under a Limited Documentation Origination Program. For a mortgage loan to qualify for the Limited Documentation Origination Program, the prospective mortgagor must have a good credit history and be financially capable of making a larger cash down payment in a purchase, or be willing to finance less of the appraised value, in a refinancing, than would otherwise be required by the Company. Currently, only mortgage loans with certain loan-to-value ratios will qualify for the Limited Documentation Origination Program. If the mortgage loan qualifies, the Company waives some of its documentation requirements and eliminates verification of income and employment for the prospective mortgagor. The Limited Documentation Origination Program has been implemented relatively recently and according its impact, if any, on the rates of delinquencies and losses experienced on the mortgage loans so originated cannot be determined at this time.

          The Company's underwriting standards generally follow guidelines acceptable to FNMA and FHLMC. The Company's underwriting policies may be varied in appropriate cases. In determining the adequacy of the property as collateral, an independent appraisal is made of each property considered for financing. The appraiser is required to inspect the property and verify that it is in good condition and that construction, if new, has been completed. The appraisal is based on the appraiser's judgment of values, giving appropriate weight to both the market value of comparable homes and the cost of replacing the property.

          Certain states where the mortgaged properties may be located are "anti-deficiency" states where, in general, lenders providing credit on one to four-family properties must look solely to the property for repayment in the event of foreclosure. The Company's underwriting standards in all states (including anti-deficiency states) require that the underwriting officers be satisfied that the value of the property being financed, as indicated by the independent appraisal, currently supports and is anticipated to support in the future the outstanding loan balance, and provides sufficient value to mitigate the effects of adverse shifts in real estate values.

          The Company may form mortgage pools in the future with loans having remaining terms substantially less than the original terms.

          LENDER WARRANTIES AND INDEMNIFICATION OF THE COMPANY. With respect to the mortgage loans sold by it, each lender will make representations and warranties to the Company which the Company deems sufficient to permit it to make its representations and warranties in respect of such mortgage loans to the trustee and the certificateholders under a Pooling Agreement. Additional representations and warranties will be made by each lender which has been delegated the responsibility to underwrite mortgage loans on behalf of the Company. See "-Credit, Appraisal and Underwriting Standards" above. Each lender will also make certain other representations and warranties regarding mortgage loans sold by it.

          Each lender will agree to indemnify the Company against any loss or liability incurred by the Company on account of any breach of any representation or warranty made by the lender, any failure to disclose any matter that makes any such representation and warranty misleading, or any inaccuracy in information furnished by the lender to the Company.

          Upon the breach of any misrepresentation or warranty made by a lender, the Company may require the lender to repurchase the related mortgage loan.

          TITLE INSURANCE POLICIES. The servicing agreement regarding the mortgage loans originated by the Company will usually require that, at the time of the origination of the mortgage loans and continuously thereafter, a title insurance policy be in effect on each of the mortgaged properties and that such title insurance policy contain no coverage exceptions, except those permitted pursuant to the guidelines heretofore established by FNMA.

Ownership of Real Estate
------------------------

          Although approximately 75.9% of the assets of the Company is comprised of undeveloped real estate with its associated water rights located in the State of California, the Company does not intend to be a real estate company. All real property owned by the Company is held for resale and not for development purposes. The financial statements of the Company presently reflect land held for resale as an asset at $843,000 as of February 29, 1996. See Note A to Financial Statements. See Item 3 - Undeveloped Land and Water Rights.

          The Company may also hold real estate for sale from time to time as a result of its foreclosure on mortgage loans that may become in default. See
Item 3 - Undeveloped Land and Water Rights.

Trade Names and Service Marks
-----------------------------

          The Company intends to register its service marks "EMB", "M.A.X.", and "EMB Funding" on the principal register of the United States Patent and Trademark Office. The Company also has taken steps to begin to register its service marks in such states as it deems necessary and desirable. These names and marks are to be licensed to licensees under license agreement provisions strictly regulating their use.

          The Company will devote substantial time, effort and expense toward developing name recognition and goodwill for its tradenames for its operations. The Company intends to maintain the integrity of its trade names, service marks and other proprietary names against unauthorized use and to protect the licensees' use against claims of infringement and unfair competition where circumstances warrant. Failure to defend and protect such trade name and other proprietary names and marks could adversely affect the Company's sales of licenses under such trade name and other proprietary names and marks. The Company knows of no current materially infringing uses.

          The Company will devote substantial efforts to the development of an Operations Manual which provides operation, management and marketing guidelines for EMB systems. The Operations Manual is the sole property of the Company but will be available for use by a licensee of the Company so long as the licensee operates pursuant to the terms of the license agreement.

Employees
---------

          As of September 30, 1996, the Company employed 22 persons. Of the total, seven were engaged in sales and marketing, one was in product development and technical support and six were in finance and administration. None of the Company's employees is represented by a labor union with respect to his or her employment by the Company. The Company has experienced no organized work stoppages and believes its relationship with its employees is good. The Company believes that its future success will also depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel in the computer software and mortgage industry in the United States is intense. The Company has from time to time experienced difficulty in locating candidates with appropriate qualifications. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retain such personnel could have a material adverse effect on the Company's business or results of operations.

Banking Arrangements
--------------------

          The Company is presently negotiating with several national banks to obtain a line of credit for the purpose of assuring the availability of financing in the event the Company determines bank financing to be necessary or desirable in the future.

Proposed Acquisition of Help-U-Sell
-----------------------------------

          The Company has entered into a letter of intent to purchase the Help-U-Sell realty franchise operations and substantially all of the related assets of Realty Information Services, Inc., a Nevada corporation ("RIS"), and to assume substantially all of its liabilities. RIS is the franchisor of the Help-U-Sell real estate system which has approximately 150 franchisees that assist sellers in their efforts to sell their real estate. The acquisition is subject to the completion of the due diligence examination of the Company and the determination of the purchase price, and approval by the Board of Directors of the Company. There is no assurance that the Company will successfully complete this acquisition.


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS

          The following discussion is intended to assist in an understanding of the Company's financial position as of July 31, 1996, September 30, 1995 and September 30, 1994 and the results of its operations for the periods then ended.

General
-------

          Pacific International, Inc., a Hawaii corporation, was incorporated in 1960, and was originally organized to acquire and manage developed and undeveloped real estate. However, the Company had not conducted significant operations for a number of years until it agreed to acquire substantially all of the assets and assume certain liabilities of Sterling Alliance Group, Ltd. ("SAG") in December, 1995. Subsequently, the Company changed its name to EMB Corporation to reflect the change in the purpose and nature of its business.
For accounting purposes, this was treated as a recapitalization of SAG, with the historical financial information prior to merger being that of SAG.

          The Company is in the development stage of developing services for the mortgage loan industry. There are two primary segments of the mortgage business in which the activities of the Company will be concentrated, the processing of residential mortgage loans using a service which the Company calls Mortgage Approval Xpress, and earnings from mortgages to be originated by the Company. Mortgages originated by the Company may be held for investment, sold to third parties, or securitized and issued as mortgage backed securities.

          Historically, the Company has used capital contributions and loans from various individuals to fund its operations. To this point, the Company has not had adequate funds to actually originate mortgages on its own behalf.

          Management believes its unique approach to originating and processing residential mortgage loans through the use of its MortgageShare software distinguishes it from other companies in the industry.

          A substantial part of the assets of the Company is comprised of undeveloped land located in California which was recorded at $843,000 as of July 31, 1996. Although the Company is not intended to be a real estate company, it will hold real estate for sale from time to time. The Company has no assurance that it can sell the land held for resale. Furthermore, if the land is sold, there are no assurances that the land can be sold for an amount sufficient to recoup the Company's investment in this land.

          There are no assurances that the Company will be able to obtain a profitable level of operations.

Results of Operations
---------------------

          The following table sets forth certain operating information on the
Company:

                                      TEN MONTHS ENDED       YEAR ENDED           YEAR ENDED
                                        JULY 31, 1996    SEPTEMBER 30, 1995   SEPTEMBER 30, 1994
                                      ----------------   ------------------   ------------------
                                         (UNAUDITED)
Revenues from processing
  mortgages.........................     $     211,267        $      97,400        $      74,107
General and administrative expense..     $   1,280,971        $     531,818        $     197,875
Depreciation........................     $      24,120        $       2,662        $       1,419
Net Loss............................     $  (1,130,522)       $    (430,055)       $    (135,538)

Ten Months ended July 31, 1996
------------------------------

          REVENUES. Revenues totaled $211,267 during this period reflecting the development of new markets for its loan processing services. The Company generated no revenues from mortgages originated by the Company as the Company did not have sufficient working capital to generate its own mortgages. No real estate held for resale was sold during this period.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased during this period to $1,280,971 due to the development stage activities involved with developing the software and markets for its services.

          DEPRECIATION. Depreciation expense increased substantially due to an increase in equipment acquired during the period. This equipment consists primarily of computer and video equipment to be used in its mortgage origination and loan processing service.

          NET LOSS FROM OPERATIONS. The net loss from operation increased to $1,130,522. This loss can be attributable to the development stage activities involved with developing the software and markets for its services.

Year ended September 30, 1995 compared with the year ended September 30, 1994
-----------------------------------------------------------------------------

          REVENUES. Revenues increased 31% to $97,400 in 1995 from $74,107 in 1994. All revenues were generated from the loan process segment. No income was generated from mortgages originated by the Company. No real estate was sold during either year.

          GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased 113% to $531,818 in 1995 from $197,875 in 1994. This increase can be attributable to increased activity in the loan processing segment of the business.

          DEPRECIATION. Depreciation increased 88% to $2,662 in 1995 from $1,419 in 1994 due to the acquisition of additional computer equipment.

          NET LOSS FROM OPERATIONS. The net loss from operations increased 149% to $437,080 in 1995 as compared with $125,187 in 1994 due primarily to the increase in general and administrative expenses in 1995 over 1994.

Capital Expenditures, Capital Resources and Liquidity
-----------------------------------------------------

          The following summary table presents comparative cash flows of the Company for the ten months ended July 31, 1996, and the years ended September 30, 1995 and 1994.

                                             TEN MONTHS ENDED       YEAR ENDED           YEAR ENDED
                                               JULY 31, 1996    SEPTEMBER 30, 1995   SEPTEMBER 30, 1994
                                             ----------------   ------------------   ------------------
                                                (UNAUDITED)
Net cash used in operating activities......     $    (866,485)       $    (264,522)       $    (129,634)
Net cash used in investing activities......     $    (148,206)       $     (59,812)       $     (30,132)
Net cash provided by financing activities..     $   1,005,499        $     355,776        $     154,395

          In addition to the above, during the ten months ended July 31, 1996, the Company acquired land recorded at $800,000 in exchange for capital stock. During the year ended September 30, 1995, the Company paid $10,000 and exchanged stock for land recorded at $43,000.

          At July 31, 1996 the Company had cash balances totaling $16,879 and a working capital deficit of $(863,718). The working capital deficit at September 30, 1995 was $(34,683). The increase in the working capital deficit was due to operating deficits during the ten months ended July 31, 1996 which were funded by short term borrowing.

          CAPITAL EXPENDITURES. The Company has incurred capital expenditures for equipment and office furniture used in its loan process service. Capital expenditures during the ten months ended July 31, 1996 totaled $180,202. Capital expenditures during the fiscal years ended September 30, 1995 and 1994 totaled $6,720 and $4,335 respectively.

          The Company intends to finance any future capital expenditures by utilizing capital lease arrangements with various leasing companies.

          CAPITAL RESOURCES. The Company's capital resources have been provided by capital contributions and loans. The Company intends to raise $1,000,000 through a limited offering of its common stock and warrants which will be used to purchase additional computers and related equipment, to further develop its software, to expand its marketing activities, and to provide additional working capital to fund future operations.

          LIQUIDITY. The ability of the Company to satisfy its obligations will depend in part upon its ability to successfully complete a limited offering of additional shares of its Common Stock being made under Rule 504 of Regulation D under the Securities Act of 1933, and in part upon its ability to reach a profitable level of operations.

          Since July 31, 1996, the Company has increased its liquidity through the sale of its Common Stock and warrants in its limited offering made under Rule 504 of Regulation D under the Securities Act of 1933, as amended, in the amount of $742,500. The Company has further extended its liquidity for its mortgage lending operations by increasing its warehouse line of credit to $10,000,000 with ICI Funding Corporation, a division of Imperial Credit Industries, Inc.

          The Company has reduced the amount of its outstanding indebtedness since July 31, 1996. An undeveloped property continues to be subject to a deed of trust in the amount of $65,000. However, the notes to related parties payable of $407,528 as of July 31, 196 [see note (6) to its financial statements] have been paid in full, and other notes have been reduced as of September 30, 1996, by cash payments and by issuance of 465,000 shares of the Common Stock of the Company to a noteholder. See Part II, Item 4.

          As of September 30, 1996, the Company has notes payable to unrelated parties in the total amount of approximately $254,000 including the $65,000 deed of trust amount on its undeveloped land. The Company believes that this remaining indebtedness will be paid primarily from its cash flow from operation and from the sale of additional shares of its Common Stock.

Plan of Operations
------------------

          Because of the costs of development of its mortgage software system, the expansion of its marketing activities, and the start-up costs of its mortgage lending business, the Company expects that it will incur a loss during its fiscal year ended September 30, 1996.

          The Company believes that additional equity capital will be required to accomplish its plan of operations during the next 12 months. As a result, the Company intends to offer and sell its Common Stock and other securities in exempt offerings under federal and state securities laws to further capitalize the Company, and may also borrow from banks and other financial institutions to the extent necessary to provide liquidity for its operations. In the event that the Company sells its undeveloped real properties, it is expected that the proceeds of the sales would decrease the amount of capitalization that the Company may seek through securities offerings, and possible borrowings, although there is no assurance that the properties held for sale will be successfully sold in the near future.

          The Company has reduced its research and development activities and the associated costs consistent with its plan of operations because its M.A.X. mortgage software system is currently in commercial operation. However, the Company expects to continue the development of its software system to incorporate technical changes and improvements. In addition, as the Company expands its marketing activities and adds additional licensees and customers for its M.A.X. software system, the Company will incur additional operating and equipments costs. When the Company enters into a licensing agreement with a licensee, the Company must acquire or make arrangements to lease one or more computers regarding such licensee which has created liquidity problems for the Company and has had the effect of inhibiting its marketing activities and has limited its growth.

          The Company's plan of operations provides for a significant expansion of its mortgage lending business. The scope of this expansion is dependent upon the amount of additional capitalization to be realized by the Company in its securities offerings and the amount of credit lines that become available to finance such lending activities. To the extent that the mortgage lending operations of the Company substantially increase, it will be necessary to make significant changes in the number of additional employees of the Company.

          The Company is not a real estate company, although a substantial portion of its assets is comprised of undeveloped real estate with water rights held for resale. In the event that the Company sells such properties for less than their appraised value, it will reduce the future liquidity of the Company and may result in a financial loss for financial reporting purposes. The sale of such properties may constitute a significant element of future income or loss that would not arise from the Company's continuing operations in the mortgage software and mortgage lending business.

Uncertainties
-------------

          DEVELOPMENT STAGE COMPANY. The Company is in the development stage. There is no assurance that the Company's activities will be profitable. The likelihood of the success of the Company must also be considered in light of the problems, expenses, difficulties, complications, delays and all of the inherent risks frequently encountered in the formation and operation of a relatively new business.


          COSTS OF CONDUCTING BUSINESS. The Company will be required to incur substantial costs in the acquisition of computer and teleconferencing equipment, computer software and hardware, terminals and related equipment. A substantial portion of those costs must be paid whether or not any of its system proves to be commercially successful on a broad scale. The ability to generate a profit depends, among other factors, on the amount of equipment acquisition costs incurred, the amount of revenues from the licensing of its software system and mortgage services rendered by the Company, and its operating costs.


          SOFTWARE COMPETITION. The mortgage software business is expected to become highly competitive. Companies in the industry have substantially greater financial, marketing, and technical resources than the Company. Further, the entry into this industry does not necessarily require a large capital expenditure and, accordingly, it can be expected that additional competitors may enter the industry in the future. It may be particularly difficult for a relatively small independent company to compete with larger companies which have significantly greater resources. There can be no assurance that the Company will be able to successfully compete if such an environment develops.

          TECHNOLOGICAL CHANGE AND LACK OF PATENTS. The Company expects that many new technologies and products will be introduced in the computer software and services markets over the next several years. The Company's success will depend, among other things, on its ability to maintain a competitive position technologically. The Company has not developed its own proprietary software and hardware and is depending primarily upon others for development of such software and hardware. There can be no assurance that the Company will have access to subsequently developed software by other persons. Technological advances by a competitor may result in the Company's present or future products becoming noncompetitive or obsolete. The Company cannot be assured that competitors will not develop functionally similar or superior systems, which event could have an adverse effect on the Company's business.

          SOFTWARE CONTRACTS. The Company has only entered into a limited number of contracts for its mortgage software. There can be no assurance that the Company will be able to obtain sufficient and suitable additional contracts for its business plan.

          FLUCTUATIONS IN OPERATING RESULTS. The Company's revenues and results of operations have varied on a quarterly and an annual basis in the past and are expected to vary significantly in the future. The Company's revenues and results of operations are difficult to forecast and could be materially adversely affected by many factors, some of which are outside the control of the Company, including, among others, the expected relatively long sales and implementation cycles for the Company's software products; the size and timing of individual license transactions; seasonality of revenues; changes in the Company's operating expenses; changes in the mix of products and services sold; timing of introduction or enhancement of products by the Company or its competitors; market acceptance of new products; technological changes in software technology; personnel changes and difficulties in attracting and retaining qualified sales, marketing, technical and consulting personnel; changes in customers' budgeting cycles; foreign currency exchange rates; quality control of products sold; and economic conditions generally and in specific industry segments.

          Licenses of the Company's software products have historically accounted for the substantial majority of the Company's revenues, and the Company anticipates that this trend may continue for the foreseeable future.
The Company generally ships its products within a short period of time after execution of a license. As a result, the Company typically does not have a material backlog of unfilled license orders, and revenues in any quarter are substantially dependent on license revenues recognized in that quarter. The Company's expense levels are based, in part, on its expectations as to future revenues and to a large extent are fixed in the short term. Accordingly, the Company may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenues, and any significant shortfall of demand in relation to the

Company's expectations or any material delay of customer orders would have an almost immediate material adverse effect on the Company's business, financial condition or results of operations.

          LENGTHY SALES AND IMPLEMENTATION CYCLES OF SOFTWARE. The license of the Company's software products generally requires the Company to engage in a sales cycle lasting three to six months or longer, during which the Company typically provides a significant level of education to prospective customers regarding the use and benefits of the Company's products. In addition, the implementation of the Company's standard products typically involves a significant commitment of resources by its customers over an extended period of time and is commonly associated with reengineering of business processes. For these reasons, sales and customer implementation cycles are subject to a number of significant delays over which the Company may have little or no control. Accordingly, any delay in the sale or customer implementation of a larger license or a number of smaller licenses would have a material adverse effect on the Company's business, financial condition or results of operations and cause the Company's operating results to vary significantly from quarter to quarter.

          DEPENDENCE ON RECENTLY INTRODUCED SOFTWARE PRODUCTS. The Company currently derives substantially all of its revenues from the licensing of its M.A.X. software and fees from related services. These products and services are expected to continue to account for a substantial portion of the Company's revenues for the foreseeable future. The Company first made its M.A.X. software generally commercially available in the second quarter of 1995, and has issued regular updates since then. As a result, the Company has only a limited number of fully implemented, operational product installations at customer sites.
There can be no assurance that such products will not require modifications to satisfy performance requirements of existing or potential customers or to fix previously undetected errors. While the Company believes that to date its customers have not experienced significant problems with such products, if the Company's customers were to do so in the future or if they were dissatisfied with product functionality or performance, the Company's business, financial condition or results of operations could be materially adversely affected.

          There can be no assurance that the Company's products will achieve broader market acceptance or that the Company will be successful in marketing its products or enhancements thereto. In the event that the Company's current or future competitors release new products that have more advanced features, offer better performance or are more price competitive than the Company's products, demand for the Company's products would decline. A decline in demand for, or market acceptance of, the M.A.X. software as a result of competition, technological change, evolution of the Internet or other factors would have a material adverse effect on the Company's business, financial condition or results of operations.

          MANAGEMENT OF EXPANDING OPERATIONS. The Company's business has grown rapidly in recent periods. In addition, the Company has experienced significant growth in the number of its employees, the scope of its operating and financial systems and the geographic area of its operations, which has placed a significant strain on the Company's management. The Company's future results of operations will depend in part on the ability of its officers and other key employees to continue to implement and expand its operational, customer support and financial control systems and to expand, train and manage its employee base. In order to successfully manage its future growth, if any, the Company will be required to hire additional general and administrative personnel and to augment its existing financial and management systems or to implement new such systems. There can be no assurance that the existing and new management will be able to augment or to implement such systems efficiently or on a timely basis, and the failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations. There can be no assurance that the Company will be able to manage any future expansion successfully, and any inability to do so would have a material adverse effect on the Company's business, financial condition or results of operations. In addition, the Company believes that its future success will also depend to a significant extent upon its ability to attract, train and retain highly skilled technical, management, sales, marketing and consulting personnel. Competition for such personnel is intense, and the Company expects that such competition will continue for the foreseeable future. The Company has from time to time experienced difficulty in locating candidates with appropriate qualifications. There can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to attract or retail such personnel could have a material adverse effect on the Company's business, financial condition or results of operations.

          SOFTWARE CUSTOMER CONCENTRATION. Historically, a relatively small number of customers has accounted for a significant percentage of the Company's total revenues, and the Company expects that it will continue to experienced significant customer concentration for the foreseeable future. There can be no assurance that such customers or any other customers will in the future continue to license or purchase products or services from the Company at levels that equal or exceed those of prior periods, or at all.

          RELIANCE ON COMPUTER INDUSTRY; NEED TO PENETRATE NEW VERTICAL MARKETS. Currently, a substantial majority of the Company's revenues results from licenses of the M.A.X. mortgage software to end user customers in the real estate industry. The Company's future results of operations may depend, in part, on its ability to penetrate new vertical markets, such as the financial institution market. The Company may devote substantial resources to penetrate these markets, and there can be no assurance that the revenues generated from new markets, if any, will exceed the cost of such investment. To the extent that the Company is unable to penetrate new markets, its future financial condition will be dependent upon its ability to further penetrate the mortgage industry and on the continued growth of that industry. If the Company expands its software product lines to market segments other than the mortgage industry, it could be required to create entirely software systems or to modify its existing software products, and there can be no assurance that it will be able to create such systems or modify such software products effectively or that such software products, if successfully created or modified, will achieve market acceptance. If the Company is unable to adapt its products or its sales and marketing efforts to meet the needs of new industries, the Company's business, financial condition or results of operations could be materially adversely affected.

          INTERNATIONAL SOFTWARE SALES. In fiscal 1995 and for the ten months ended July 31, 1996, the Company had no international sales. There can be no assurance that the Company will achieve any significant degree of penetration in any international market.

          RISK OF SOFTWARE PRODUCT DEFECTS. Software products as complex as those offered by the Company frequently contain undetected errors or failures when first introduced or when new versions are released. The Company has in the past discovered software bugs and errors in certain of its products and enhancements, both before and after initial shipment. There can be no assurance that, despite testing by the Company and by current and potential customers, errors will not occur in products, or releases after commencement of commercial shipments, resulting in loss of or delay in market acceptance, which could have a material adverse effect upon the Company's business, financial condition or results of operations.

          RISKS ASSOCIATED WITH EMERGING INTERNET MARKET. A portion of the Company's strategy is to utilize the Internet and the World Wide Web to provide access to its mortgage services, as well as to additional value-added content. The Company may devote resources to developing products designed for use with the Internet and the World Wide Web, and there can be no assurance that the revenues generated, if any, from the use of the World Wide Web will be greater than the costs of developing and modifying products for such use. Further, the Company's solutions may be rendered obsolete by or become less valuable in comparison to competitive solutions made possible by future development of the World Wide Web. If this were to occur, the Company's business, financial condition or results of operations would be materially adversely affected.

          DEPENDENCE ON PROPRIETARY AND LICENSED TECHNOLOGY. While the Company is not aware that any of its software infringes upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by the Company with resect to current or future products. The Company expects that it may increasingly be subject to infringement claims as the number of products and competitors in the Company's industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or license agreements. Such royalty or licenses agreements, if required, may not be available on terms acceptable to the Company or at all, which could have a material adverse effect upon the Company's business, financial condition or results of operations.

          In addition, the Company relies on certain software that it licenses from third parties, including software that is used in the Company's products to perform certain functions. There can be no assurance that such firms will remain in business, that they will continue to support their products or that their products will otherwise continue to be available to the Company on commercially reasonable terms. The loss of or inability to maintain any of these software or data licenses could result in delays or cancellations in product shipments until equivalent software or data can be identified and licensed or developed and integrated with the Company's products. Any such delay or cancellation could have a materially adverse affect on the Company's business, financial condition or results of operations.

          MORTGAGE MARKET RISKS. The results of the Company's operations will be affected by various factors, many of which are beyond the control of the Company. The results of the Company's operations will depend, among other things, on the level of net cash flows generated by the Company's mortgage assets and the supply of and demand for mortgage loans. The Company's net cash flows will vary as a result of changes in interest rates, the behavior of which involves various risks and uncertainties as set forth below. Prepayment rates and interest rates depend upon the nature and terms of the mortgage assets, the geographic location of the properties securing the mortgage loans, conditions in financial markets, the fiscal and monetary policies of the United States government and the Board of Governors of the Federal Reserve System, international economic and financial conditions, competition and other factors, none of which can be predicted with any certainty. Because interest rates will significantly affect the Company's activities, the operating results of the Company will depend, in large part, upon the ability of the Company to utilize appropriate strategies to maximize returns to the Company while attempting to minimize risks.

          GENERAL RISKS OF MORTGAGE LOANS. Mortgage loans are subject to varying degrees of risk, including the risk of a default by the borrowers on a mortgage loan, and the added responsibility on the part of the Company of foreclosing in order to protect its investment. The ability of the borrowers to make payments on non-single-family mortgage loans is highly dependent on the borrowers' ability to manage and sell, refinance or otherwise dispose of the properties and will be dependent upon all the risks generally associated with real estate investments which are beyond the control of the Company. The Company must rely on the experience and ability of the borrowers to manage, develop and dispose of or refinance the properties. Investing in real estate is highly competitive and is subject to numerous inherent risks, including, without limitation, changes in general or local economic conditions, neighborhood values and interest rates, limited availability of mortgage funds which may render the sale or refinancing of the properties difficult, increases in real estate taxes, other operating expenses, the supply and demand for properties of the type involved, toxics, hazardous wastes, environmental considerations, zoning laws, entitlements, rent control laws, other governmental rules and fiscal policies and acts of God, such as floods, which may result in uninsured losses.

          ABILITY TO ACQUIRE MORTGAGE ASSETS AT FAVORABLE SPREADS RELATIVE TO BORROWING COSTS. The Company's net income from mortgage lending will depend largely on the Company's ability to acquire mortgage assets at favorable spreads over the Company's borrowing costs. The Company may purchase mortgage assets from a variety of mortgage bankers, banks, savings and loans, investment banking firms, home-builders and other firms involved in originating, packaging and underwriting mortgage loans ("Mortgage Suppliers"). In acquiring mortgage loans, the Company will compete with REITs, investment banking firms, savings and loan associations, banks, mortgage bankers, insurance companies, mutual funds, other lenders, GNMA, FNMA, FHLMC and other entities purchasing mortgage loans, many of which have greater financial resources than the Company. There are numerous entities that invest in mortgage loans and others may be organized in the future. The effect of the existence of additional entities that invest in mortgage loans may be to increase competition for the available supply of mortgage loans suitable for purchase by the Company. There can be no assurance that the Company will be able to acquire sufficient mortgage loans from Mortgage Suppliers at spreads above the Company's cost of borrowings. In addition, there can be no assurance that Mortgage Suppliers will continue to originate suitable types of mortgage loans or that changes in market conditions or applicable laws will not affect the availability of suitable mortgage loans.

          UNINSURED LOSSES. The Company will require as a condition to making an investment in a mortgage loan, to the extent possible, comprehensive insurance, including liability, fire, flood and extended coverage, which is customarily obtained for or by a mortgagee on properties. However, there are certain types of losses (generally of a catastrophic nature, such as earthquakes, floods and wars) which are either uninsurable or not economically insurable. Should such a disaster occur to, or cause the destruction of, any of such real property securing the mortgage loans, the Company could lose both its invested capital and any anticipated profits from such investment. In addition, there can be no assurance that, if a covered loss occurs, the proceeds will be sufficient to pay all damages which the real property, the borrower and the Company may have suffered. Should any such loss occur and the borrower may default on the mortgage loan, the Company could suffer a partial or total loss of its investment.

          DEFAULT, FORECLOSURE AND DIFFICULTY IN SALE OF THE SECURED PROPERTIES. If a mortgaged property is not sold by the maturity date of the underlying mortgage loan, the borrower may have difficulty in paying the outstanding balance of such mortgage loan and may have to refinance the property. The borrower may also experience difficulty in refinancing the property if that becomes necessary due to unfavorable interest rates or the unavailability of credit.

          If any amounts under a mortgage loan are not paid when due, the Company may foreclose upon the property of the borrower. In the event of such a default which requires the Company to foreclose upon a property or otherwise pursue its remedies in order to protect the Company's investment, the Company will seek to obtain a purchaser for the property upon such terms as the Company deems reasonable. However, there can be no assurance that the amount realized upon any such sale of the underlying property will result in financial profit or prevent loss to the Company. In addition, because of potential adverse changes in the real estate market, locally or nationally, the Company may be forced to own and maintain the property for a period of time to protect the value of its investment. In that event, the Company may not be able to receive any cash flow from such mortgage loan and the Company would be required to pay such sums as may be necessary to maintain and manage the property.

          BANKRUPTCY OF A MORTGAGE BORROWER. If a borrower enters bankruptcy, either voluntarily or involuntarily, an automatic stay of all proceedings against the borrower's property will issue. This stay will prevent the Company or any trustee from foreclosing on the property securing such borrower's loan until relief from the stay can be sought from the bankruptcy court. No guaranty can be given that the bankruptcy court will lift the stay, and significant legal fees and costs may be incurred in attempting to obtain such relief.

          MORTGAGE COMPETITION. The Company will face intense competition in the acquisition and liquidation of its mortgage loans. Such competition can be expected from banks, savings and loan associations and other entities, including REITs. Many of the Company's competitors have greater financial resources than the Company.


Seasonality
-----------

          The Company does not expect to experience material seasonal variations in revenues or operating costs, except that residential mortgage activity normally increases in the spring and summer seasons which is expected to cause the operations of the Company to increase during this period.


ITEM 3.   DESCRIPTION OF PROPERTY.

          EXECUTIVE OFFICES. The Company currently subleases its executive offices located at 575 Anton Boulevard, Suite 200, Costa Mesa, California 92626. The lease covers approximately 6,500 square feet at a monthly rental of approximately $7,500 per month. The sublease expires in March 1997. The Company believes that its current facilities are adequate for its needs through March 1997, and that, should it be needed, suitable additional or alternative space will be available in the future on commercially reasonable terms. See Note H to Financial Statements.

          UNDEVELOPED LAND AND WATER RIGHTS. The Company owns approximately 61 acres of undeveloped real property with extensive water and electrical improvements, and extensive water producing wells, located on Paris Valley Road in the San Ardo area of Monterey County, California. This property was appraised by Stephen Rich, MAI, of National Appraisal Service, 1278 Glenneyre Street, #142, Laguna Beach, California 92651. Their appraisal report dated April 22, 1996, appraised the estimated market value of the fee simple interest as of April 20, 1996, at $3,860,000. The property is located close to Highway 101, a major California highway. The area is rural in nature, used primarily for cattle and sheep raising and agricultural purposes, including vineyards and wineries to the north and to the south. The property is comprised of two parcels separated by Paris Valley Road.

          The zoning for the property is for agriculture/grazing in the lower half, and for heavy mineral extraction on the upper half. The water and electrical improvements provide primarily for farming use. Because of the producing water wells on the property, commercial water production for agricultural use is available to provide adjacent farms with excess water. The property formerly produced crude oil; but such wells have been shut-in and the power plant substation, natural gas pipeline system, pumps, tanks and used pipe on the property are considered obsolete. The value of nearby comparable agricultural land without water rights ranges from $1,375 to $2,300 per acre. The water producing well, as described in the appraisal, are capable of producing approximately 2,700,000 gallons per 24 hour production period. The water is naturally replenished annually from the run-off of the surrounding mountains. Because this property is held for resale, the Company has made no efforts nor expended any material funds to commercially develop or market the water resources of the property.

          The Company has an additional 4.89 acre undeveloped property that was appraised by Tyna M. Stopnik as of December 7, 1994, at a value of $170,000. This property is held subject to a Trust Deed Note dated March 15, 1995, in the principal amount of $65,000.

          While the Company has obtained independent appraisals regarding its undeveloped properties, it should be noted that appraisals are merely estimates of their value, and should not be relied upon as measures of actual or true worth, or realizable value. Assumptions used by an appraiser as to potential development, or other possible commercial or non-agricultural use of a property, will generally assume the highest and best use possible for such property. Although such assumptions may be deemed reasonable, if the assumptions used by the appraiser prove to be incorrect, it will materially reduce the value that may be realized upon the sale of such properties.

          All real property owned by the Company is held for resale and not for development purposes. The financial statements of the Company presently reflect land held for resale as an asset recorded at $843,000 as of February 29, 1996. See Note A to Financial Statements. The Company may also hold real estate for sale from time to time as a result of its foreclosure on mortgage loans that may become in default.


ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

          The total number of shares of Common Stock of the Company beneficially owned by each of the officers and directors, and all of such directors and officers as a group, and their percentage ownership of the outstanding Common Stock of the Company as of September 30, 1996, are as follows:

                                          SHARES        PERCENT OF
          MANAGEMENT                   BENEFICIALLY       COMMON
        SHAREHOLDERS(1)                  OWNED(1)          STOCK
        ---------------                ------------     ----------

Bruce J. Brosky.....................        87,500(2)        1.98%
   575 Anton Boulevard, Suite 200
   Costa Mesa, California 92626

Rory P. Hughes......................       499,973(2)        11.3%
   575 Anton Boulevard, Suite 200
   Costa Mesa, California 92626

                                          SHARES        PERCENT OF
          MANAGEMENT                   BENEFICIALLY       COMMON
        SHAREHOLDERS(1)                  OWNED(1)          STOCK
        ---------------                ------------     ----------

William V. Perry....................        13,500(2)        .003%
   575 Anton Boulevard, Suite 200
   Costa Mesa, California 92626

Ann L. Petersen.....................         6,250           .001%
   Star Route 5080
   Keaau, Hawaii 96749

James E. Shipley....................       813,375(3)        18.4%
   575 Anton Boulevard, Suite 200
   Costa Mesa, California 92626

B. Joe Wimer........................         6,250(2)        .001%
   575 Anton Boulevard, Suite 200
   Costa Mesa, California 92626

Directors and officers as a group
  (6 persons, including the above)..     1,426,848           32.2%
                                         =========           ====

--------------------
(1) Except as otherwise noted, it is believed by the Company that all persons have full voting and investment power with respect to the shares indicated. Under the rules of the Securities and Exchange Commission, a person (or group of persons) is deemed to be a "beneficial owner" of a security if he or she, directly or indirectly, has or shares the power to vote or to direct the voting of such security, or the power to dispose of or to direct the disposition of such security. Accordingly, more than one person may be deemed to be a beneficial owner of the same security. A person is also deemed to be a beneficial owner of any security which that person has the right to acquire within 60 days, such as the warrants to purchase the Common Stock of the Company.

(2) Represents shares of the common stock of Sterling Alliance Group, Ltd. which owns 3,375,000 shares of the Common Stock of the Company (76.2% of its outstanding Common Stock).

(3) Represents shares of Sterling Alliance Group, Inc. owned by World Trends Financial, Ltd., a corporation owned by Mr. Shipley. SAG owns 3,375,000 shares of the Company's Common Stock (76.2% of its outstanding Common Stock).

          Because certain directors and officers of the Company are controlling persons or affiliates of Sterling Alliance Group, Ltd. ("SAG")(specifically, William V. Perry, James E. Shipley, Bruce J. Brosky, Rory P. Hughes and B. Joe Wimer), such persons may be deemed to be the beneficial owners of the 3,375,000 shares of the Common Stock of the Company held in the name of SAG.

          The Company entered into certain material transactions with SAG subsequent to its fiscal year ended September 30, 1995, as described below. SAG is a Colorado corporation that is beneficially owned 5.5% by James E. Shipley, a director and the President of the Company, and owned 14.8% by Rory P. Hughes, a director and Vice President of the Company, and by certain other directors and officers of the Company to a lesser extent.

          On February 26, 1996, the Company acquired substantially all of the assets of SAG, including all of the issued capital stock of its subsidiary, Electronic Mortgage Banc, Ltd. ("EMB"), real property and associated water rights and wells located in Monterey County and in Riverside County, California, office equipment and furniture, and its interests in MortgageShare software as licensed by Virtual Lending Technology, Inc., and assumed certain liabilities of SAG. In exchange, the Company issued 3,375,000 legended-restricted shares of its Common Stock to SAG which presently represents approximately 76.2% of the total issued and outstanding Common Stock of the Company. After this acquisition, the directors, officers and certain consultants of SAG became directors and officers of the Company. As a result of the ownership of common stock of SAG owned by certain present directors and officers of the Company and their families, they are deemed to be beneficial owners of the Common Stock of the Company.

          Prior to this acquisition, Virtual Lending Technology, Inc., a Nevada corporation, licensed certain software to EMB under the terms of a Software Provider Agreement dated September 1, 1995, to be used in the mortgage lending business. Rory P. Hughes and Frank D. Tuttle, present and former officers and directors of the Company, are also the owners and principal officers of Virtual Lending Technology, Inc. See Item 7.

Principal Stockholders
----------------------

          The following table sets forth information with respect to the beneficial ownership of the Company's Common Stock by each shareholder who beneficially owns more than five percent (5%) of the Company's Common Stock, the number of shares beneficially owned by each and the percent of outstanding Common Stock so owned of record as of September 30, 1996. It is believed by the Company that all persons listed have sole voting and investment power with respect to their shares, except as otherwise indicated.

                                                       SHARES      PERCENT OF
NAME AND ADDRESS                                    BENEFICIALLY   OUTSTANDING
OF BENEFICIAL OWNER                 TITLE OF CLASS     OWNED      COMMON STOCK
-------------------                 --------------  ------------  ------------

Sterling Alliance Group, Ltd.(1)     Common Stock      3,375,000         76.2%
  575 Anton Boulevard, Suite 200
  Costa Mesa, CA 92626

Rory P. Hughes(2)                    Common Stock        499,973         11.3%
  575 Anton Boulevard, Suite 200
  Costa Mesa, California 92626

World Trends Financial, Ltd.(2)      Common Stock        813,375         18.4%
  508 Easy Street
  Las Vegas, Nevada 89707

Quadrille Corporation(2)             Common Stock        277,082          6.3%
  3078 South Pecos Road
  Las Vegas, Nevada 89121

Win, Win, Solver Group, Inc.(2)      Common Stock        276,782          6.3%
  1055 E. Flamingo Road, #1009
  Las Vegas, Nevada 89109

--------------------
(1) Sterling Alliance Group, Ltd. ("SAG") is a Colorado corporation. Certain directors and officers of the Company are stockholders, directors, officers and controlling persons of SAG. See "Transactions with Management" and "Security Ownership of Management", above.
(2) Represents shares of the Common Stock of Sterling Alliance Group, Ltd. which owns 3,375,000 shares of the Common Stock of the Company.

ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

Directors and Officers
----------------------

          The directors and officers of the Company are as follows:


Name(1)(2)             Age  Position
----------             ---  --------

Bruce J. Brosky(3)      41  Director and Vice President-
                             Marketing and Public Relations
Rory P. Hughes(3)       37  Director and Vice President -
                             Research and Development
William V. Perry(3)     72  Director and Executive Vice
                             President
Ann L. Petersen         59  Director
James E. Shipley(4)     61  Director and President
B. Joe Wimer(4)         40  Director, Secretary and
                            Treasurer

--------------------
(1) The Company presently has no executive committee, nominating committee or audit committee of the Board of Directors.
(2) The officers of the Company hold office until their successors are elected and qualified, or until their death, resignation or removal.
(3) Member of the Company's Stock Option Committee. See "1996 Stock Option, SAR and Stock Bonus Plan", below.
(4) Member of the Company's Compensation Committee. See "Compensation Committee", below.

          The background and principal occupations of each director and officer of the Company are as follows:

          Mr. Brosky has been a director and Vice President-Marketing and Public Relations of the Company since April 29, 1996, and became a director of the Company on May 21, 1996. From 1993 to the present, he has been Director of Marketing of ERA Sterling Real Estate. From 1993 to the present, Mr. Brosky has been the Director of Marketing and Public Relations of Sterling Alliance Group, Ltd. From 1984 to 1992, Mr. Brosky was employed by GTE of California as operator services supervisor, CAG analyst and systems analyst. Mr. Brosky received a B.A. degree from the University of Dubuque in 1978, and received a MBA degree from Lucas College in 1979.

          Mr. Hughes has been Vice President-Research and Development of the Company since April 29, 1996, and became a director of the Company on May 21, 1996. He has been the President and a director of Electronic Mortgage Banc, Ltd., a wholly owned subsidiary of the Company engaged in real estate mortgage business, since September, 1995. From 1994 to the present, he has been a director and President of Virtual Lending Technology, Inc. From 1993 to 1994, he was the Marketing Director of Delphi Information Sciences Corp. From 1993 to September 1995, Mr. Hughes was also employed by Members Capital Corporation, a mortgage broker. From 1985 to 1993, he owned and operated Financial Computing International, a software technology firm. Mr. Hughes attended California State University-Fullerton majoring in corporate finance and real estate finance. See
Item 7.

          Mr. Perry has been the Executive Vice President of the Company since April 29, 1996, and became a director of the Company on May 21, 1996. He is also the Chairman of the Board of Electronic Mortgage Banc, Ltd., a wholly owned subsidiary of the Company. From 1994 to the present, he has been a director and Vice President of Sterling Alliance Group, Ltd. From October 1993 to the present, Mr. Perry has been associated with ERA Sterling Real Estate. From 1990 to October 1993, he was a director and Vice President of Ameri-West Funding, Inc., engaged in residential, multi-family and commercial mortgages. From 1988 to 1990, Mr. Perry was the President of First Marine Mortgage Company. From 1985 to 1987, he was the Chief Financial Officer of Mobile Medical Group, Inc.; and was the Chief Financial Officer and a director of Oceanic Opera, Inc. from 1984 to 1985. From 1970 to 1984, Mr. Perry was engaged in the real estate brokerage business with several real estate brokerage companies. From 1962 to 1970, he was an electronics engineer with Lockheed Missle and Space Corporation. Mr. Perry graduated from Pacific States University in 1948 with a degree in electrical engineering.

          Mrs. Petersen became a director of the Company on November 25, 1992. She is a resident of Hawaii and has been a housewife since being married in 1958. She attended Marquette University for two years. Mrs. Petersen is an active volunteer in various charitable organizations, including the American Cancer Association.

          Mr. Shipley has been a director of the Company since January 15, 1996, and became the President of the Company on April 29, 1996. From 1993 to the present, he has been a director and the President of Sterling Alliance Group, Ltd., an affiliate of the Company which recently sold substantially all of its assets and operations to the Company in exchange for Common Stock. He was the Managing Director of Electronic Mortgage Banc, Ltd., a wholly owned subsidiary of the Company engaged in the real estate mortgage business, from October 1993 to April 1996. Mr. Shipley has served as the Managing Director of ERA Sterling Real Estate, a real estate brokerage firm, from 1987 to the present. From 1968 to 1987, he was engaged in the real estate development business with several companies. In 1988, Mr. Shipley became subject to two felony convictions for forgery endorsement of a check and appropriation of property entrusted to him in the Superior Court of the State of California. Mr. Shipley received a Bachelor of Science degree from Eastern Illinois University in 1960.

          Mr. Wimer has been the Secretary and Treasurer of the Company since April 29, 1996, and became a director of the Company on May 21, 1996. From April 1993 to September 1995, he was the director of business promotion of City Lights Escrow, Inc.; and from October 1992 to April 1993, was the owner and President of Better Service Escrow, Inc. From October 1990 to October 1992, Mr. Wimer was employed by Escrow Masters Inc. regarding business promotion; and held a similar position with Melrose Escrow Inc. from 1988 to October 1990. In each of these positions, he was also responsible for all banking and money management functions. From 1985 to 1988, he was the Chief Financial Officer of Sierra Mortgage Corporation. Mr. Wimer attended California State University-Fullerton and Clark College.


ITEM 6.   EXECUTIVE COMPENSATION.

Compensation of Executive Officers
----------------------------------

          No executive officer or director of the Company received compensation in excess of $100,000 during its fiscal year ended September 30, 1996. Mr. James E. Shipley, the President of the Company, presently receives a salary of $7,500 per month ($90,000 per annum).

Compensation Committee
----------------------

          The Compensation Committee of the Board of Directors is comprised of Messrs. James E. Shipley, B. Joe Wimer, and William V. Perry. The Committee makes decisions regarding the Company's employee stock plan and makes decisions concerning salaries and incentive compensation for the executive officers, employees and consultants of the Company.

          The Board of Directors does not have an auditing committee or a nominating committee.


1996 Stock Option, SAR and Stock Bonus Plan
-------------------------------------------

          The Company has reserved a total of 250,000 shares of Common Stock for issuance under the Company's 1996 Stock Option, SAR and Stock Bonus Plan (the "Plan"). At September 30, 1996, no options, SAR's or stock bonuses have been granted or issued under the Plan. Options may be granted to employees (including officers), consultants, advisors and directors, although only employees and directors and officers who are also employees may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of non-qualified stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant, and in the case of incentive stock options must be no less than the fair market value.

Options granted under the Plan are immediately exercisable but generally vest over four years and must be exercised within 10 years. The members of the Stock Option Committee that administer the Plan are Bruce J. Brosky, Rory P. Hughes and William V. Perry.

Compensatory Benefit Plan
-------------------------

          The Company has established a Compensatory Benefit Plan (the "Plan") that authorizes the issuance of up to $500,000 of the fair market value of the Common Stock of the Company to its directors, officers, employees, consultants and advisers for their bona fide services (and such services must not be in connection with the offer and sale of securities in a capital raising transaction or pursuant to a written contract relating to the compensation of such persons), consistent with Rule 701 under the Securities Act of 1933. The Plan is administered by the Compensation Committee of the Board of Directors. As of September 30, 1996, there have been grants of 25,000 shares of Common Stock under the Plan.

Other Benefit Plans
-------------------

          The Company does not have any pension plan, profit sharing plan or similar plans for the benefit of its officers, directors or employees. However, the Company reserves the right to establish any such plans in the future.

Board Compensation
--------------------

          Directors of the Company who do not serve as officers thereof are not currently compensated by the Company for meeting attendance or otherwise, but are entitled to reimbursement for their travel expenses. From time to time, directors who are not employees of the Company will receive grants of options to purchase the Company's Common Stock. The Company does not pay additional amounts for committee participation or special assignments of the Board of Directors.


ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In February 1996, the Company completed its acquisition of substantially all of the assets of Sterling Alliance Group, Ltd. ("SAG"), including all of the outstanding capital stock of Electronic Mortgage Banc, Ltd. ("EMB"), certain undeveloped real property together with its water rights and wells and other assets and the assumption of certain liabilities in exchange for 13,500,000 shares of the Common Stock of the Company. There was no affiliation between the Company and SAG prior to this acquisition. Upon the acquisition, the directors and officers of SAG subsequently became directors and officers of the Company in addition to other persons.

     Prior to the acquisition of certain assets by the Company from Sterling Alliance Group, Ltd. ("SAG") which included all of the capital stock of Electronic Mortgage Banc, Ltd. ("EMB"), EMB acquired a non-exclusive license to its M.A.X. mortgage software from Virtual Lending Technology, Inc. ("VLT") under the terms of a Software Provider Agreement dated September 1, 1995. See Item 4. Rory P. Hughes and Frank D. Tuttle are the owners and principal officers of VLT, and subsequently became officers of EMB. Following the acquisition of EMB by the Company, Rory P. Hughes and Frank D. Tuttle became officers of the Company in April 1996, and directors of the Company in May, 1996. See Item 4. - Principal Stockholders, and Item 5.


ITEM 8.   DESCRIPTION OF SECURITIES.

General
-------

          The Company amended its Articles of Incorporation in June 1996, and is authorized to issue 30,000,000 shares of Common Stock, no par value per share, and 5,000,000 shares of Preferred Stock. There are no shares of Preferred Stock issued and outstanding. At September 30, 1996, there were 4,427,351 shares of

Common Stock issued and outstanding (reflects outstanding shares after a 4 for 1 reverse stock split that became effective on September 27, 1996).

Common Stock
------------

          Holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors, out of funds legally available, without any preference. Holders of Common Stock are entitled to one vote per share. Cumulative voting is not allowed for purposes of the election of directors. Thus, the holders of more than 50% of the shares voting for directors can elect all directors. The holders of the Common Stock of the Company have no preemptive rights to purchase new issues of the securities of the Company.

          At the present time, the Company does not intend to pay any dividends on its Common Stock.

          Upon liquidation or dissolution of the Company, holders of Common Stock are entitled to receive pro rata, either in cash or in kind, all of the assets of the Company after payment of debts. There are no redemption, conversion or preemptive rights attached to the Common Stock.

Preferred Stock
---------------

          The Board of Directors has the authority, without action by the stockholders, to designate and issue up to 5,000,000 shares of Preferred Stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series any or all of which may be greater than the rights of the Common Stock. The effect of the issuance of any shares of Preferred Stock upon the rights of holders of the Common Stock may not be determined until the Board of Directors specifies the rights of the holders of such Preferred Stock. Such effects might include, among other things, restricting dividends on the Common Stock, diluting the voting power of the Common Stock, impairment of the liquidation rights of the Common Stock and delaying or preventing a change in control of the Company without further action by the stockholders. The Company has no present plans to issue any shares of Preferred Stock. There are presently no shares of Preferred Stock of the Company that are issued and outstanding.

Warrants and Options
--------------------

          At September 30, 1996, there were outstanding warrants to purchase up to 61,875 shares of the Common Stock of the Company exercisable at $2.00 per share for a term of 180 days. See Item 4.

          The Company has adopted a stock option plan which covers 250,000 shares of the Common Stock of the Company, but no options have been granted under the plan as of the date hereof. See Item 6.

Hawaii Corporate Law and Certain Charter Provisions
---------------------------------------------------

          The Company is a Hawaii corporation and subject to Chapter 417E of the Hawaii Business Corporation Act (the "Hawaii Law"), an anti-takeover law. In general, Chapter 417E of the Hawaii Law prevents take-over offers to acquire equity securities of a Hawaii corporation if the offeror would become a beneficial owner of more than 10% of any class of outstanding equity securities, and other similar provisions, subject to certain exceptions such as the written approval of the board of directors. The existence of this provisions would be expected to have an anti-takeover effect, including attempts that might result in a premium over the market price for the shares of Common Stock held by stockholders.

          The Hawaii Law further provides that all stockholder action must be effected at a duly called meeting of stockholders. The Company's Restated Articles of Incorporation and By-Laws provide that only the Company's President, a majority of the members of the Company's Board of Directors or at the written request of the holders of at least 50% of the outstanding voting power may call a special meeting of stockholders. These provisions of the Restated Articles of Incorporation and By-Laws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. Such provisions also may have the effect of preventing changes in the management of the Company.

Transfer Agent and Registrar
----------------------------

          The transfer agent and registrar for the Common Stock of the Company is Securities Transfer Corporation in Dallas, Texas.

Reports to Stockholders
-----------------------

          The Company will furnish its shareholders with annual reports containing the financial statements of the Company examined by independent certified public accountants. The Company presently intends to issue unaudited quarterly reports and may distribute other reports to the stockholders as it deems appropriate.



                                    PART II
                                    -------

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

Market Price
------------

          The Common Stock of the Company is currently quoted on the Bulletin Board maintained by the National Association of Securities Dealers, Inc. under the symbol "EMBU".

          For several years prior to January 1, 1996, the market price of the Common Stock of the Company was either nominal or non-existent because the Company had no substantial assets and had little or no operations. However, after the Company entered into an acquisition agreement regarding the purchase of certain assets of Sterling Alliance Group, Ltd. in December 1995, the Common Stock of the Company began actively trading.

          The following table sets forth the range of high and low bid prices per share of the Common Stock as reported by National Quotation Bureau, Inc. for the periods indicated.


YEAR ENDING DECEMBER 31, 1996:    HIGH BID(1)(2)  LOW BID(1)(2)
------------------------------    --------------  -------------
1st Quarter.....................      $23.00          $1.00
2nd Quarter.....................      $15.50          $8.50
3rd Quarter.....................      $13.52          $3.40

--------------------
(1) The Company is unaware of the factors which resulted in the significant fluctuations in the bid prices per share during the periods being presented, although it is aware that there is a very thin market for the Common Stock, that there are very few shares being traded and that any sales significantly impact the market.
(2) During September, 1996, the Company effectuated a one for four (1:4) reverse stock split. The above prices have been revised to reflect this split.

          On October 28, 1996, the closing bid and ask prices of the Common Stock of the Company was $3.50 and $3.875, respectively. The foregoing prices represent inter-dealer quotations without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions. On October 28, 1996, there were approximately 11 broker-dealers publishing quotes for the Common Stock. As of September 30, 1996, there were 4,427,351 shares of Common Stock issued and outstanding which were held by 660 holders of record.

Dividends
---------

          The Company has not paid any dividends on its Common Stock and does not expect to do so in the foreseeable future. The Company intends to apply its earnings, if any, in expanding its operations and related activities.

          The payment of cash dividends in the future will be at the discretion of the Board of Directors and will depend upon such factors as earnings levels, capital requirements, the Company's financial condition and other factors deemed relevant by the Board of Directors. In addition, the Company's ability to pay dividends may become limited under future loan agreements of the Company which may restrict or prohibit the payment of dividends.


ITEM 2.   LEGAL PROCEEDINGS.

          There are no known pending or threatened legal proceedings to which the Company is, or is likely to be, a party or of which any of its assets are or are likely to be subject.


ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

          For fiscal 1995 and fiscal 1996, the principal independent accountant of the Company is Harlan & Boettger, independent certified public accountants located in San Diego, California. For fiscal 1994 and prior fiscal years, the principal independent accountant of the Company was George F. Rombach, C.P.A. of Newport Beach, California.

          George F. Rombach, C.P.A., the former accountant of the Company, did not resign or decline to stand for re-election, nor was such accountant dismissed by the Company. The Company changed its principal independent accountant effective in April, 1996, without any disagreement regarding accounting matters. The decision to change accountants was recommended by the Board of Directors and approved by the shareholders of the Company at its 1996 annual meeting held on May 21, 1996.

          During the Company's two most recent fiscal years and the subsequent interim period up to the date of the change of accountants, there were no disagreements with the Company's former accountant on any matter of accounting principles or practice, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to the satisfaction of George F. Rombach, C.P.A., would have caused him to make reference to the matter of disagreement in his report. The Company has previously authorized George F. Rombach, C.P.A. to respond fully to the inquiries of Harlan & Boettger, the current independent certified public accountants of the Company.


ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

          In February 1996, the Company issued 3,375,000 shares (post-split shares) of its Common Stock to Sterling Alliance Group, Ltd. in exchange for assets in reliance upon Section 4(2) of the Securities Act of 1933, as amended (the "Act").

          The Company has been offering up to $1,000,000 of its Common Stock and warrants in a limited offering being made in reliance upon Rule 504 of Regulation D under the Act. As of September 30, 1996, sales in the amount of $742,500 covering 123,750 shares of Common Stock, and warrants to purchase 61,875 shares of Common Stock at $2.00 per share during a period of 180 days have been made by the Company.

          During September 1996, the Company issued 465,000 shares of its common stock to noteholders of the Company in reliance upon Section 4(2) of the Act, and issued 25,000 shares of Common Stock in reliance upon Rule 701 under the Act. On October 2, 1996, the Company issued an additional 466,000 shares of Common Stock in reliance upon Rule 701 under the Act.


ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

          As permitted by the provisions of the Hawaii Business Corporation Law, the Restated Articles of Incorporation and By-Laws of the Company provide for the indemnification of the directors and officers of the Company to the fullest extent permitted by the Hawaii General Corporation Law. These provisions generally permit indemnification of directors and officers against certain costs, liabilities and expenses of any threatened, pending or completed action, suit or proceeding that any such person may incur by reason of serving in such positions unless (i) finally adjudication establishes that the act or omission of the director or officer was material to the cause of action adjudicated in the action, suit or proceeding and involved intentional misconduct, fraud or a knowing violation of the law, or (ii) the director or officer did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Company, and in the case of criminal proceedings, the director or officer had no reasonable cause to believe such act or omission was unlawful. Any determination that indemnification of a director or an officer is, unless ordered by a court, must be made (i) by the Company's stockholders, (ii) by the Company's Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding, (iii) if a majority vote of quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion, or (iv) if a quorum consisting of directors who where not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion. The Restated Articles of Incorporation, By-Laws, and the Hawaii Business Corporation Law further provide that such indemnification is not exclusive of any other rights to which such directors, officers or persons controlling the Company pursuant to the foregoing provisions.

          As permitted by the provisions of the Hawaii Business Corporation Law, the Restated Articles of Incorporation of the Company provides that the personal liability of any director or officer of the Company to the Company or its shareholders is limited to the fullest extent allowed by the statutory or decisional law of the State of Hawaii, as amended or interpreted. These provisions authorize the elimination or limiting of the personal liability of a director and an officer to a corporation and its shareholders for damages for breach of fiduciary duty as a director or an officer, other than the liability of a director or officer for (i) acts or omissions which involve intentional misconduct, fraud or a knowing violation of the law, or (ii) the payment of distributions to shareholders for a period three years after such distribution (and with respect to a director that does not properly dissent to distribution), which after giving effect to such distribution, (A) the corporation would not be able to pay its debts as they become due in the usual course of business, or (B) except as otherwise allowed by the Restated Articles of Incorporation, the corporation's total assets would be less than the sum of its liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior or those shareholders receiving the distribution. Hawaii law does not affect the potential liability of directors and officers to third parties, such as creditors of the Company.
In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit the rights of the Company or the shareholders, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. However, such remedies may not be effective in all cases.

                                   PART III
                                   --------

INDEX TO EXHIBITS

                                                                         Sequentially
                                                                           Numbered
Exhibit                                                                      Page
-------                                                                  ------------

3(i)  The Restated Articles of Incorporation of the Registrant are
        incorporated herein by reference to the Form 10-SB
        of the Registrant..............................................      N/A

3(ii) The By-Laws of the Registrant are incorporated herein by
        reference to the Form 10-SB of the Registrant..................      N/A

10  Material Contracts

        10(a)  The Asset Acquisition Agreement dated December
               16, 1995, with Sterling Alliance Group, Ltd. is
               incorporated herein by reference to the Form 10-
               SB of the Registrant....................................      N/A

        10(b)  The Appraisal Report dated April 22, 1996, of real
               property (61 acres) in County of Monterey,
               California by National Appraisal Service is
               incorporated herein by reference to the Form 10-
               SB of the Registrant....................................      N/A

        10(c)  The Appraisal Report as of December 7, 1994, of
               4.89 acres in Counter of Riverside, California, by
               Tyna M. Stopnik is incorporated herein by
               reference to the Form 10-SB of the Registrant...........      N/A

        10(d)  The License Agreement with Virtual Lending
               Technology, Inc. is incorporated herein by reference
               to the Form 10-SB of the Registrant.....................      N/A

        10(e)  The Seller Agreement between ICI Funding
               Corporation and EMB Mortgage Banc, Ltd. is
               incorporated herein by reference to the Form 10-
               SB of the Registrant....................................      N/A

        10(f)  The 1996 Stock Option, SAR and Stock Bonus Plan
               is incorporated herein by reference to the Form 10-
               SB of the Registrant....................................      N/A

        10(g)  The Sublease covering the executive offices of the
               Registrant expiring March, 1997 is incorporated
               herein by reference to the Form 10-SB of the
               Registrant..............................................      N/A

        10(h)  The form of license agreement with customers of
               the Registrant is incorporated herein by reference
               to the Form 10-SB of the Registrant.....................      N/A

        10(i)  The Residential Mortgage Loan Origination                     N/A
               Agreement dated July 31, 1996, with Orange
               County Federal Credit Union is incorporated herein
               by reference to Exhibit 10(i) to Amendment No. 1
               to the Form 10-SB of the Registrant.....................

11  Statement re: computation of per share earnings....................  -Reference is made to the Statements of
                                                                         Operations of the Registrant for its
                                                                         fiscal year ended September 30, 1995,
                                                                         for its five month period ended
                                                                         February 29, 1996, and for its ten month
                                                                         period (unaudited) ended July 31, 1996,
                                                                         which are incorporated by reference
                                                                         herein.

16  The letter regarding changes in the certifying accountant of the         N/A
 Registrant is incorporated herein by reference to Exhibit 16 of
 Amendment No. 1 to the Form 10-SB of the Registrant...................

21  A description of the subsidiary of the Registrant is incorporated
     herein by reference to the Form 10-SB of the Registrant...........      N/A

27  Financial Data Schedule............................................  *

--------------------
     *Included herein

                                EMB CORPORATION

                          AUDITED FINANCIAL STATEMENTS

                          AS OF SEPTEMBER 30, 1995 AND
                               FEBRUARY 29, 1996

                                C O N T E N T S



                                                                              PAGE
                                                                             ------

INDEPENDENT AUDITORS' REPORT                                                      1

FINANCIAL STATEMENTS:

  BALANCE SHEETS AS OF SEPTEMBER 30, 1995 AND FEBRUARY 29, 1996                   2

  STATEMENTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 1995, AND
  1994 AND THE FIVE MONTHS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28,
  1995 (UNAUDITED)                                                                3

  STATEMENTS OF SHAREHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30,
  1995, AND 1994 AND THE FIVE MONTHS ENDED FEBRUARY 29, 1996                      4

  STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 1995 AND
  1994, AND THE FIVE MONTHS ENDED FEBRUARY 29, 1996 AND FEBRUARY 28, 1995
  (UNAUDITED)                                                                     5

  NOTES TO FINANCIAL STATEMENTS                                                6 - 11


                         INDEPENDENT AUDITORS' REPORT



TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
EMB CORPORATION:

We have audited the accompanying balance sheet of EMB Corporation (a Hawaii corporation) as of February 29, 1996, and the related statements of operations, shareholders' equity, and cash flows for the five months ended February 29, 1996. We have also audited the balance sheet of EMB Corporation as of September 30, 1995, and the related statements of operations, shareholders' equity, and cash flows for the years ended September 30, 1995 and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for 1996 referred to above present fairly, in all material respects, the financial position of EMB Corporation as of February 29, 1996, and the results of their operations and their cash flows for the five months ended February 29, 1996 in conformity with generally accepted accounting principles. Also, in our opinion, the financial statements for 1995 and 1994 referred to above present fairly, in all material respects, the financial position of EMB Corporation as of September 30, 1995 and the results of its operations and its cash flows for the years ended September 30, 1995 and 1994 in conformity with generally accepted accounting principles.



Harlan & Boettger
San Diego, California
April 30, 1996

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                                BALANCE SHEETS


     ASSETS
                                                                      September 30,  February 29,
CURRENT ASSETS                                                            1995           1996
                                                                      -------------  ------------

  Cash                                                                   $  26,071   $    17,723
  Accounts receivable                                                            -        21,613
  Inventories, net                                                               -        40,809
  Note receivable                                                           14,000        14,000
                                                                         ---------   -----------

     TOTAL CURRENT ASSETS                                                   40,071        94,145

PROPERTY AND EQUIPMENT, net (Note D)                                        25,692       149,411

RELATED PARTY RECEIVABLE                                                    54,889        22,635

LAND HELD FOR SALE (Notes A and E)                                          43,000       843,000

OTHER ASSETS                                                                 1,177         1,435
                                                                         ---------   -----------

                                                                         $ 164,829   $ 1,110,626
                                                                         =========   ===========

     LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                                       $   4,684   $   128,118
  Accrued expenses                                                           2,249         4,866
  Notes payable - current portion (Note F)                                  60,000        94,200
  Capital lease obligations - current portion (Note I)                       7,821        43,513
                                                                         ---------   -----------

     TOTAL CURRENT LIABILITIES                                              74,754       270,697

RELATED PARTY PAYABLE (Note G)                                             235,171       249,527

NOTES PAYABLE, net of current portion (Note F)                              65,000       309,475

CAPITAL LEASE OBLIGATIONS, net of current portion (Note I)                  10,247        53,737
                                                                         ---------   -----------

     TOTAL LIABILITIES                                                     385,172       883,436

COMMITMENTS (Note I)

SHAREHOLDERS' EQUITY (DEFICIT)
  Common stock, no par value, 20,000,000 shares
     authorized; 6,577,400 and 16,634,600 shares issued
     and outstanding, respectively                                         345,250     1,361,557
  Retained deficit (including deficit accumulated during development
     stage of $1,134,367)                                                 (565,593)   (1,134,367)
                                                                         ---------   -----------

     TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                 (220,343)      227,190
                                                                         ---------   -----------

                                                                         $ 164,829   $ 1,110,626
                                                                         =========   ===========


  The accompanying notes are an integral part of these financial statements.

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                                                 October 1,1993
                                                                        Five Months Ended        (Inception) to
                                                                    --------------------------
                                      Years ended September 30,     February 29,  February 28,    February 29,
                                      --------------------------
                                           1995         1994            1996          1995            1996
                                      ------------  ------------    ------------  ------------    -------------
                                                                                   (Unaudited)       (Note B)

REVENUES                               $   97,400    $   74,107      $    92,932   $   54,337      $   264,439

COST OF SALES                                   -             -            3,294            -            3,294
                                       ----------    ----------      -----------   ----------      -----------

  Gross profit                             97,400        74,107           89,638       54,337          261,145

OPERATING EXPENSES
  General and administrative              531,818       197,875          626,995      134,530        1,356,688
  Depreciation and amortization             2,662         1,419           13,300        1,109           17,381
                                       ----------    ----------      -----------   ----------      -----------

TOTAL OPERATING EXPENSES                  534,480       199,294          640,295      135,639        1,374,069
                                       ----------    ----------      -----------   ----------      -----------

LOSS FROM OPERATIONS                     (437,080)     (125,187)        (550,657)     (81,302)      (1,112,924)

OTHER INCOME (EXPENSES)
  Interest expense                         (2,164)            -          (17,770)           -          (19,934)
  Other                                     9,989        (9,551)            (347)        (324)              91
                                       ----------    ----------      -----------   ----------      -----------

TOTAL OTHER INCOME (EXPENSE)                7,825        (9,551)         (18,117)        (324)         (19,843)
                                       ----------    ----------      -----------   ----------      -----------

LOSS BEFORE INCOME TAXES                 (429,255)     (134,738)        (568,774)     (81,626)      (1,132,767)
  Income taxes (benefit) (Note G)             800           800                -            -            1,600
                                       ----------    ----------      -----------   ----------      -----------

NET LOSS                               $ (430,055)   $ (135,538)     $  (568,774)  $  (81,626)     $(1,134,367)
                                       ==========    ==========      ===========   ==========      ===========

NET LOSS PER COMMON SHARE                   $(.07)        $(.03)           $(.05)       $(.02)           $(.18)
                                       ==========    ==========      ===========   ==========      ===========

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING                             5,876,900     5,154,400       11,606,000    5,154,400        6,418,503
                                       ==========    ==========      ===========   ==========      ===========


  The accompanying notes are an integral part of these financial statements.

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                      STATEMENTS OF SHAREHOLDERS' EQUITY


                                                   Common Stock                          Total
                                                   ------------          Retained     Shareholders'
                                               Shares      Amounts        Deficit        Equity
                                            ------------  ----------  -------------   -------------

BALANCE, SEPTEMBER 30, 1994                    5,154,400  $  150,000    $  (135,538)      $  14,462

 Shares issued for Riverside land                 33,000      33,000              -          33,000

 Shares issued for services                      690,000     155,250              -         155,250

 Shares issued to founders for services          700,000       7,000              -           7,000

 Net loss                                              -           -       (430,055)       (430,055)
                                              ----------  ----------    -----------       ---------

BALANCE, SEPTEMBER 30, 1995                    6,577,400     345,250       (565,593)       (220,343)

 Proceeds from sale of stock                     100,000     100,000              -         100,000

 Shares issued for services                      947,750      80,558              -          80,558

 Shares issued to founders for services        3,574,850      35,749              -          35,749

 Shares issued for Monterey land                 800,000     800,000              -         800,000

 Shares issued for net assets of
   Pacific International, Inc.                 4,634,600           -              -               -

 Net loss                                              -           -       (568,774)       (568,774)
                                              ----------  ----------    -----------       ---------

BALANCE, FEBRUARY 29, 1996                    16,634,600  $1,361,557    $(1,134,367)      $ 227,190
                                              ==========  ==========    ===========       =========

  The accompanying notes are an integral part of these financial statements.

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                           STATEMENTS OF CASH FLOWS


                                                                                                            October 1,1993
                                                                                  Five Months Ended         (Inception) to
                                                     September 30,          -----------------------------
                                             ----------------------------   February 29,   February 28,      February 29,
                                                 1995            1994           1996            1995             1995
                                             -------------   ------------   ------------   --------------   --------------
                                                                                             (unaudited)
(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
 Net loss                                      $(430,055)      $(135,538)     $(568,774)        $(81,626)     $(1,134,367)
 Adjustments to reconcile net income to
  net cash provided by (used in)
  operating  activities:
   Common stock issued for services              162,250               -        116,307                -          278,557
   Depreciation and amortization                   2,662             769         13,300                -           16,731
   Changes in operating assets and
    liabilities:
     Accounts receivable                               -               -        (21,613)               -          (21,613)
     Inventories                                       -               -        (40,809)               -          (40,809)
     Prepaid expenses and other assets            (1,177)              -           (259)               -           (1,436)
     Accounts payable                                349           4,335        123,434            6,841          128,118
     Accrued expenses                              1,449             800          2,617                -            4,866
                                               ---------       ---------      ---------         --------      -----------

NET CASH USED IN OPERATING ACTIVITIES           (264,522)       (129,634)      (375,797)         (74,785)        (769,953)
                                               ---------       ---------      ---------         --------      -----------

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchases of property and equipment             (6,720)         (4,335)      ( 53,118)          (4,346)         (64,173)
 Payment for land purchase                      (10,000)              -              -          (10,000)         (10,000)
 Loans made on notes receivable                 (14,000)              -              -          (14,000)         (14,000)
 Repayments (loans) on related party
 receivable                                     (29,092)        (25,797)        32,255          (64,231)         (22,634)
                                               ---------       ---------      ---------         --------      -----------

NET CASH USED IN INVESTING ACTIVITIES           (59,812)        (30,132)       (20,863)         (92,577)        (110,807)
                                               ---------       ---------      ---------         --------      -----------

CASH FLOWS FROM FINANCING ACTIVITIES
 Proceeds from issuance of notes payable         355,776           4,395        293,031          167,862          653,202
 Payments under capital lease obligations              -               -         (4,719)               -           (4,719)
 Sale of common stock                                  -         150,000        100,000                -          250,000
                                               ---------       ---------      ---------         --------      -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES        355,776         154,395        388,312          167,862          898,483
                                               ---------       ---------      ---------         --------      -----------

NET INCREASE (DECREASE) IN CASH                   31,442          (5,371)        (8,348)             500           17,723

CASH, BEGINNING OF PERIOD                         (5,371)              -         26,071                -                -
                                               ---------       ---------      ---------         --------      -----------

CASH, END OF PERIOD                            $  26,071       $  (5,371)     $  17,723         $    500      $    17,723
                                               =========       =========      =========         ========      ===========


  The accompanying notes are an integral part of these financial statements.

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS


A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization and Nature of Operations

EMB Corporation (formerly called Pacific International, Inc.) (the "Company") was incorporated under the laws of the State of Hawaii on May 5, 1960.
Effective December 16, 1995, the Company acquired the net assets of Sterling Alliance Group, Ltd ("SAG") which included 100% ownership in Electronic Mortgage Banc, Ltd. ("EMB") and land held for sale. For financial statement purposes the transaction has been recorded as a recapitalization of SAG and the issuance of shares for the net assets of the Company due to the fact that SAG provides substantially all of the historic and on-going operations (See Note C). The historical and on-going financial statements primarily represent the assets, liabilities and operations which were acquired from SAG.

The Company principally provides mortgage brokerage services under the trade name EMB using state of the art electronic interactive display terminals which connect the Company's representatives to its customers.

Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is stated at cost, and depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Assets under capital leases are depreciated by the straight-line method over the shorter of the lease term or the useful lives of the assets. Maintenance, repairs and minor renewals are charged to operations as incurred. Major replacements or betterments are capitalized. When properties are retired or otherwise disposed, the related cost and accumulated depreciation are eliminated from the respective accounts and any gain or loss on disposition is reflected as income or expense.

Revenue Recognition - Mortgage Brokerage

Revenue from mortgage brokerage transactions are recognized when the loan is funded and escrow on the related real estate transaction is closed.

Revenue and Cost Recognition - Land Held for Sale

The Company expects that it will from time to time hold real estate for sale. Revenue from such sales will be recognized upon closing of the sale. Land acquisition costs have been capitalized and they will be charged to earnings when the related revenue is recognized. Other costs incurred in connection with the land are charged to earnings when incurred. The basis of the land held for sale has been determined based on cash paid of $10,000 and 833,000 shares of common stock given as consideration. A $1.00 per share value was determined by management to be a more clearly evident value in determining the basis for the land held for sale.

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


A.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

Income taxes, are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

B.  DEVELOPMENT STAGE BUSINESS:

The Company is a development stage business primarily engaged in the development of on-line electronic mortgage brokerage services using interactive visual displays connecting the Company to its customers. The financial statements reflect activity primarily related to formation of the business and commencement of operations in the mortgage brokerage industry. Development stage operations for the Company began October 1, 1993. Prior to this date, the Company was inactive and had no material operations.

C.  RECAPITALIZATION:

Effective December 16, 1995, the Company acquired the net assets of Sterling Alliance Group, Ltd. for 13,500,000 shares of the Company's common stock.

The Company previously did not have an operating business and, accordingly, has treated the transaction as a recapitalization of SAG and recorded the transaction at historical cost. Accordingly, the net assets acquired were accounted for in a manner similar to a pooling of interest.

D.    PROPERTY AND EQUIPMENT:

Property and equipment are summarized as follows:

                                     September 30,  February 29,  February 28,
                                         1995           1996          1995
                                     -------------  ------------  ------------

Machinery and equipment                   $ 30,160      $ 87,862        $4,130
Furniture & fixtures                             -        78,280           216
                                          --------      --------        ------

30,160                                     166,142         4,346
Less accumulated depreciation and
 amortization                                4,468        16,731             -
                                          --------      --------        ------

Property and equipment, net               $ 25,692      $149,411        $4,346
                                          ========      ========        ======

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


E.  LAND HELD FOR SALE:

SAG acquired approximately five acres of undeveloped land in Riverside County, California on February 24, 1995 from Rancho Brisa Corp., an unrelated third party. SAG paid $10,000 cash, and issued 33,000 shares of their common stock as consideration. The land was subsequently collateralized against the $65,000 note payable to Howard C. Kuhle (See Note F).

SAG also acquired approximately 61 acres of undeveloped land with water producing rights and three wells in Monterey County, California on December 11, 1995 from Golden River Corp., an unrelated third party. Each well can produce approximately 900,000 gallons of water per 24 hour period and the water supply is replenished annually from the run-off of the surrounding mountains. SAG issued 800,000 shares of their common stock as consideration.

F.  NOTES PAYABLE:

Notes payable are summarized as follows:

                                                                  September 30,  February 29,
                                                                      1995           1996
                                                                  -------------  ------------
Note payable due to Frederic R. Weeth, maturing October,
1995, with no established payment schedule plus interest
at 10.5%.  Note reissued on November 1, 1995, maturing
January 9, 1996                                                        $ 30,000      $ 30,000

Note payable due to Thomas J. Donahue, maturing October,
1995, with no established payment schedule plus interest at
10.5%. Note reissued on November 1, 1995, maturing
January 9, 1996                                                          30,000        30,000

Note payable due to Frederic R. Weeth, maturing January 9,
1996, with no established payment schedule plus interest at
10.5%                                                                         -        10,600

Note payable to Thomas J. Donahue, maturing January 9,
1996, with no established payment schedule plus interest at
10.5%                                                                         -        10,600

Note payable to Howard C. Kuhle, interest at 12%, interest
payable monthly. Principal and any unpaid interest due
March 1998, secured by deed of trust on Riverside County
land                                                                     65,000        65,000

Various notes payable to unrelated parties with no established
terms, interest ranging from 8% to 11%                                        -       257,475
                                                                       --------      --------

                                                                        125,000       403,675

 Less current portion                                                    60,000        94,200
                                                                       --------      --------

                                                                       $ 65,000      $309,475
                                                                       ========      ========

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


G.  RELATED PARTY PAYABLE:

The Company had a balance due to a related party at February 29, 1996, and September 30, 1995 of $235,171, and $249,527, respectively. The balance arose from certain operating expenses that were paid on behalf of the Company by a related corporation.

H.  INCOME TAXES:

The provision for income taxes for the years ended September 30, 1995 and 1994 and the five months ended February 29, 1996 consists solely of the $800 minimum California franchise tax . Cumulative totals for the development stage operations from December 16, 1995 through December 31, 1995 are shown for comparative purposes.

Provisions for income taxes are summarized as follows:

                                       Year ended
                              ---------------------------
                              September 30   September 30
                                  1995           1994
                              ------------   ------------

Current income taxes               $800           $ 800
Deferred income taxes                 -               -
                                   ----           -----

Provision for income taxes         $800           $ 800
                                   ====           =====

The Company's total deferred tax assets as of February 29, 1996 is as follows:


Deferred tax assets                             $ 73,000
Valuation allowance                              (73,000)
                                                --------

  Net deferred tax assets                       $      -
                                                ========

I.  COMMITMENTS AND CONTINGENCIES:

Operating Leases

The Company subleases its facilities under an operating lease from an unrelated third party which expires in March, 1997. Rental expense for the year ended February 29, 1996 was $50,167.

Minimum annual rent payable and sublease income under the sublease for September 30, 1996 and 1997 is $31,200 and $44,382 and thereafter are as follows:

                                       Rent Payable
                                       ------------

             1996                        $ 81,367
             1997                          44,382
                                         --------

                Total                    $125,749
                                         ========

The noncancelable operating lease provides that the Company pays for property taxes, insurance and certain other operating expenses applicable to the leased premises.

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


I.  COMMITMENTS AND CONTINGENCIES: (CONTINUED)

Capital Leases

The Company acquired part of its equipment and furniture under capital lease obligations. The economic substance of the capital lease agreements is that the Company finances the acquisition by making monthly payments over a sixty month period. The assets are reflected as part of property and equipment. The following is an analysis of the book value of the leased assets included in property and equipment as of September 30, 1995.

                                                1995
                                              --------

         Cost                                 $ 18,068

         Accumulated depreciation                1,506
                                              --------

                                              $ 16,562
                                              ========

The future minimum lease payments under capitalized leases and the present value of the net minimum lease payments as of September 30, 1995 are as follows:

1996                                          $ 8,016
1997                                            8,016
1998                                            5,344
1999                                                -
                                              -------

                                               21,376

   Less amount representing interest            3,308
                                              -------

                                               18,068

   Less current portion of capital lease        7,821
                                              -------

                                              $10,247
                                              =======

                                EMB CORPORATION
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                                  (CONTINUED)


J.  SUPPLEMENTAL CASH FLOW INFORMATION:

Supplemental disclosures of cash flow information for the years ended September 30, 1995 and 1994 and the five months ended February 29, 1996 are summarized as follows:


                                                 1995      1994      1996
                                               --------  --------  --------
Cash paid for interest and income taxes:
  Interest                                     $  2,164  $      -  $ 17,770
  Income taxes                                 $      -  $      -  $      -


Noncash investing and financing activities:
  Capital lease obligations incurred           $ 18,068  $      -  $ 83,901

  Common stock issued for land                 $ 33,000  $      -  $800,000

  Common stock issued for services             $162,250  $      -  $116,307


                                EMB CORPORATION

                             FINANCIAL STATEMENTS

                                 JULY 31, 1996

                               TABLE OF CONTENTS


                                    Page No.

FINANCIAL STATEMENTS

  Balance Sheet......................  1

  Statement of Operations............  3

  Statement of Shareholders' Equity..  4

  Statement of Cash Flows............  5

  Notes to Financial Statements......  7


                                EMB CORPORATION
                        (A Developmental Stage Company)
                                 BALANCE SHEET
                                 JULY 31, 1996
                                   UNAUDITED
--------------------------------------------------------------------------------

                                    ASSETS


CURRENT ASSETS:
    Cash                                             $   16,879
    Accounts receivable                                  21,613
    Inventories, net                                     67,844
    Note receivable                                      14,000
                                                     ----------
      Total current assets                              120,336
                                                     ----------
PROPERTY AND EQUIPMENT:
    Office equipment                                    117,715
    Office furniture                                     91,610
                                                     ----------
                                                        209,325
    Accumulated depreciation                            (27,551)
                                                     ----------
                                                        181,774
                                                     ----------
RELATED PARTY RECEIVABLE                                 22,634
                                                     ----------
LAND HELD FOR RESALE                                    843,000
                                                     ----------
OTHER ASSETS                                              1,436
                                                     ----------
                                                     $1,169,180
                                                     ==========

                                EMB CORPORATION
                        (A Developmental Stage Company)
                                 BALANCE SHEET
                                 JULY 31, 1996
                                   UNAUDITED
                                  (Continued)

--------------------------------------------------------------------------------

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
    Accounts payable                                 $  183,036
    Accrued expenses                                     36,964
    Notes payable                                       727,150
    Capital lease obligations                            36,905
    Related party payable                               407,528
                                                     ----------
      Total current liabilities                       1,391,583
                                                     ----------
LONG-TERM DEBT                                           65,000
                                                     ----------
CAPITAL LEASE OBLIGATIONS, NET OF CURRENT PORTION        47,155
                                                     ----------
STOCKHOLDERS' EQUITY (DEFICIT):
    Common stock, no par value, 30,000,000 shares
      authorized; 16,634,600 shares issued
      and outstanding                                 1,361,557
    Preferred stock, 5,000,000 shares
      authorized, no shares issued                           --
    Retained deficit ($1,696,115 deficit accumulated
      during development stage)                      (1,696,115)
                                                     ----------
                                                       (334,558)
                                                     ----------
                                                     $1,169,180
                                                     ==========

    The accompanying notes are an integral part of this financial statement.

                                EMB CORPORATION
                        (A Developmental Stage Company)
                            STATEMENT OF OPERATIONS
                    FOR THE TEN MONTHS ENDED JULY 31, 1996
                                   UNAUDITED


REVENUES                                          $   211,267

COST OF SALES                                          (3,294)
                                                  -----------
GROSS PROFIT                                          207,973
                                                  -----------
EXPENSES:
    General and administrative                      1,280,971
    Depreciation and amortization                      24,120
                                                  -----------
                                                    1,305,091
                                                  -----------
LOSS FROM OPERATIONS                               (1,097,118)

OTHER INCOME (EXPENSE):
    Interest expense                                  (33,404)
                                                  -----------
LOSS BEFORE INCOME TAXES                           (1,130,522)

INCOME TAXES (BENEFIT)                                     --

NET LOSS                                          $(1,130,522)
                                                  ============
NET LOSS PER COMMON SHARE                         $     (0.07)
                                                  ===========
WEIGHTED AVERAGE NUMBER OF SHARES
    OUTSTANDING                                    15,380,760
                                                  ===========


    The accompanying notes are an integral part of this financial statement.

                                EMB CORPORATION
                        (A DEVELOPMENTAL STAGE COMPANY)
                       STATEMENT OF SHAREHOLDERS' EQUITY
                    FOR THE TEN MONTHS ENDED JULY 31, 1996
                                   UNAUDITED

-----------------------------------------------------------------------------------------------------------------------

                                          PREFERRED STOCK             COMMON STOCK                             TOTAL
                                      -----------------------    -----------------------     RETAINED     SHAREHOLDERS'
                                        SHARES       AMOUNT        SHARES       AMOUNT       DEFICIT         EQUITY
                                      ----------   ----------    ----------   ----------    ------------  -------------
Balance, September 30, 1995                   --           --     6,577,400   $  345,250    $  (565,593)   $  (220,343)

    Sale of common stock                                            100,000      100,000             --        100,000

    Shares issued for services                                      947,750       80,558             --         80,558

    Shares issued to founders
       for services                                               3,574,850       35,749             --         35,749

    Shares issued for Monterey
       land                                                         800,000      800,000             --        800,000

    Shares issued for net assets of
       Pacific International, Inc.                                4,634,600           --             --              0


     Net loss                                                            --           --     (1,130,522)    (1,130,522)
                                      ----------   ----------    ----------   ----------    ------------  -------------

Balance, July 31, 1996                        --           --    16,634,600   $1,361,557    $(1,696,115)   $  (334,558)
                                      ==========   ==========    ===========  ==========    ============  =============

   The accompanying notes are an integral part of this financial statement.

                                EMB CORPORATION
                        (A Developmental Stage Company)
                            STATEMENT OF CASH FLOWS
                    FOR THE TEN MONTHS ENDED JULY 31, 1996
                                   UNAUDITED

--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
    Cash received from customers                      $  189,654
    Cash paid to suppliers and employees              (1,022,735)
    Interest paid                                        (33,404)
                                                      ----------
      Net cash used in operating activities             (866,485)
                                                      ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchase of property and equipment                  (180,202)
    Proceeds from related party receivable                32,255
    Purchase of other assets                                (259)
                                                      ----------
      Net cash used in investing activites              (148,206)
                                                      ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from issuance of notes payable              667,150
    Proceeds from issuance of capital leases              83,901
    Payment under capital lease obligations              (17,909)
    Proceeds from related party payable                  172,357
    Proceeds from sale of common stock                   100,000
                                                      ----------
      Net cash provided by financing activities        1,005,499
                                                      ----------
NET INCREASE (DECREASE) IN CASH                           (9,192)

CASH, BEGINNING OF PERIOD                                 26,071
                                                      ----------
CASH, END OF PERIOD                                   $   16,879
                                                      ==========


                                EMB CORPORATION
                        (A Developmental Stage Company)
                            STATEMENT OF CASH FLOWS
                     FOR THE TEN MONTHS ENDED JULY 31, 1996
                                   UNAUDITED
                                  (Continued)

------------------------------------------------------------------------------

RECONCILIATION OF NET INCOME TO NET CASH
    (USED IN) OPERATING ACTIVITIES:
      Net loss                                                 $(1,130,522)
      Adjustments to reconcile net loss to net cash provided
         by operating activities -
            Depreciation                                            24,120
            Common stock issued for services                       116,307
            (Increase) in accounts receivable                      (21,612)
            (Increase) in inventory                                (67,844)
            Increase in accounts payable                           178,352
            Increase in accrued liabilities                         34,714
                                                               -----------
                                                               $  (866,485)
                                                               ===========




    The accompanying notes are an integral part of this financial statement.

                                EMB CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JULY 31, 1996

--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Organization and Nature of Operations - EMB Corporation (formerly called
     -------------------------------------
     Pacific International, Inc.) (the "Company") was incorporated under the laws of the State of Hawaii on May 5, 1960. Effective December 16, 1995, the Company acquired the net assets of Sterling Alliance Group, Ltd. ("SAG") which included 100% ownership in Electronic Mortgage Banc, Ltd. ("EMB") and land held for sale. For financial statement purposes the transaction has been recorded as a recapitalization of SAG and the issuance of shares for the net assets of the Company due to the fact that SAG provides substantially all of the historic and on-going operations (See
     Note 3). The historical and on-going financial statements primarily represent the assets, liabilities and operations which were acquired from SAG.

     Basis of Accounting  - The Company's policy is to use the accrual method
     -------------------
     of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

     Property and Equipment  -  Property and equipment is stated at cost, and
     ----------------------
     depreciated using the straight-line method over the estimated useful lives of the assets, which range from five to ten years. Assets under capital leases are depreciated by the straight-line method over the shorter of the lease term or the useful lives of the assets. Maintenance, repairs and minor renewals are charged to operations as incurred. Major replacements or betterments are capitalized. When properties are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated from the respective accounts and any gain or loss on disposition is reflected as income or expense.

     Revenue Recognition - Mortgage Brokerage - Revenue from mortgage brokerage
     ----------------------------------------
     transactions is recognized when the loan is funded and escrow on the related real estate transaction is closed.

     Revenue and Cost Recognition - Land Held for Sale - The Company expects
     -------------------------------------------------
     that it will from time to time hold real estate for sale. Revenue from such sales will be recognized upon closing of the sale. Land acquisition costs have been capitalized and they will be

                                EMB CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JULY 31, 1996
                                  (CONTINUED)
--------------------------------------------------------------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

     charged to earnings when the related revenue is recognized. Other costs incurred in connection with the land are charged to earnings when incurred. The basis of the land held for sale has been determined based on cash paid of $10,000 and 833,000 shares of common stock given as consideration. A $1.00 per share value was determined by management to be a more clearly evident value in determining the basis for the land held for sale.

     Income taxes  - Income taxes, are provided for using the liability method
     ------------
     of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

(2)  DEVELOPMENT STAGE BUSINESS

     The Company is a development stage business primarily engaged in the development of on-line electronic mortgage brokerage services using interactive visual displays connecting the Company to its customers. The financial statements reflect activity primarily related to formation of the business and commencement of operations in the mortgage brokerage industry. Development stage operations for the Company began October 1, 1993. Prior to this date, the Company was inactive and had no material operations.

(3)  RECAPITALIZATION

     Effective December 16, 1995, the Company acquired the net assets of Sterling Alliance Group, Ltd. for 13,500,000 share of the Company's common stock.

     The Company previously did not have an operating business and, accordingly, has treated the transaction as a recapitalization of SAG and recorded the transaction at historical cost. Accordingly, the net assets acquired were accounted for in a manner similar to a pooling of interest.

                                EMB CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JULY 31, 1996
                                  (CONTINUED)
--------------------------------------------------------------------------------
(4)  LAND HELD FOR SALE

     SAG acquired approximately five acres of undeveloped land in Riverside County, California on February 25, 1995 from Rancho Brisa Corp., an unrelated third party. SAG paid $10,000 cash and issued 33,000 shares of its common stock as consideration. The land was subsequently collateralized against the $65,000 note payable to Howard C. Kuhle (See Note 5).

     SAG also acquired approxiamately 61 acres of undeveloped land with water producing rights and three wells in Monterey County, California on December 11, 1995 from Golden River Corp., an unrelated third pary. Each well can produce approximately 900,000 gallons of water per 24 hour period and the water supply is replenished annually from the run-off of the surrounding mountains. SAG issued 800,000 shares of their common stock as consideration.

(5)  LONG TERM DEBT

     As of July 31, 1996, the Company had a long term note payable to an individual in the amount of $65,000. This note bears interest at 12% per annum with interest paid monthly. The note is secured by land held for resale and matures in March of 1998.


(6)  RELATED PARTY NOTES PAYABLE

     As of July 31, 1996, the Company had notes payable to related parties totaling $407,528. The notes are unsecured and due on demand.

(7)  INCOME TAXES

     As of July 31, 1996, the Company had no utilizable net operating loss carryforwards. It has a current loss from operations in the amount of $1,130,522 which creates a deferred tax asset in the amount of $366,000. This deferred asset is offset by a valuation allowance of $366,000.

                                EMB CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JULY 31, 1996
                                  (CONTINUED)
--------------------------------------------------------------------------------

(8)  CAPITAL STOCK AND 1996 STOCK OPTION, SAR AND STOCK BONUS PLAN

     The Company amended its Articles of Incorporation on June 16, 1996, which authorized an additional 10,000,000 shares of common stock, no par value, and authorized 5,000,000 shares of preferred stock.

     The Company has reserved a total of 1,000,000 shares of Common Stock for issuance under the Company's 1996 Stock Option, SAR and Stock Bonus Plan (the "Plan"). At July 31, 1996, no options, SAR's or stock bonuses have been granted or issued under the Plan. Options may be granted to employees (including officers), consultants, advisors and directors, although only employees and directors and officers who are also employees may receive "incentive stock options" intended to qualify for certain tax treatment. The exercise price of non-qualified stock options must equal at least 85% of the fair market value of the Common Stock on the date of grant, and in the case of incentive stock options must be no less than the fair market value. Options granted under the plan are immediately exercisable but generally vest over four years and must be exercised within ten years.

(9)  COMMITMENTS AND CONTINGENCIES

     Operating Leases - The Company subleases its facilities under an operating
     ----------------
     lease from an unrelated third party which expires in March, 1997. Rental expense for the ten months ended July 31, 1996 totaled $96,773.

     Minimum future payments under this lease total approximately $77,518 all of which will be due within the next twelve months.

                              EMB CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JULY 31, 1996
                                  (CONTINUED)

--------------------------------------------------------------------------------

(9)  COMMITMENTS AND CONTINGENCIES, CONTINUED

     The noncancellable operating lease provides that the Company pays for property taxes, insurance and certain other operating expenses applicable to the leased premises.

     The Company has entered into a non-exclusive software licensing agreement with Lending Technology, Inc. ("VLT") whereby VLT is to provide the Company with M.A.X. software, an interactive video-based computer software system that is designed to facilitate mortgage loan applications. Under the terms of this agreement, the Company will pay $145 to VLT for each mortgage loan funded through the use of the M.A.X. software system.

     On July 31, 1996, the Company entered into an agreement with the Orange County Federal Credit Union to originate, process, underwrite and purchase residential mortgage loans to credit union members. The Credit Union is to issue commitments and to fund its members' loans which the Company will then arrange to purchase and sell. The Credit Union will earn fees ranging from 50 to 75 basis points on each loan generated and will also earn interest on funds advanced.

     Capital Leases - The Company acquired part of its equipment and furniture
     --------------
     under capital lease obligations. The economic substance of the capital lease agreements is that the Company finances the acquisition by making monthly payments over a sixty month period. The assets are reflected as part of property and equipment. The following is an analysis of the book value of the leased assets included in property and equipment as of July 31, 1996:

                Cost                            $101,969

                Accumulated depreciation         (14,611)
                                                --------

                                                $ 87,358
                                                ========

                              EMB CORPORATION
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS
                                 JULY 31, 1996
                                  (CONTINUED)

--------------------------------------------------------------------------------

(9)  COMMITMENTS AND CONTINGENCIES, CONTINUED

     The future minimum lease payments under capitalized leases as of July 31, 1996 for each of the next five years and in the aggregate are:


Fiscal year ended September 30,          Amount
-------------------------------         ---------
      1996                               $  7,540
      1997                                 45,240
      1998                                 41,960
      1999                                  5,398
      2000                                      -
                                         --------

                                          100,138

Less amount representing interest         (16,078)
                                         --------

                                           84,060

Less current portion of capital lease      36,905
                                         --------

Long term portion of capital lease       $ 47,155
                                         ========

                                  SIGNATURES

          In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                EMB CORPORATION

Date:  October 29, 1996


By:  /s/ James E. Shipley               /s/ William V. Perry
     -------------------------------    -------------------------------------
     James E. Shipley                   William V. Perry
     Director and President             Director and Executive Vice President


     /s/ B. Joe Wimer                   /s/ Bruce J. Brosky
     -------------------------------    -------------------------------------
     B. Joe Wimer                       Bruce J. Brosky
     Director, Secretary, Treasurer,    Director and Vice President-Marketing
     Chief Financial Officer and        and Public Relations
     Principal Accounting Officer



By:  /s/ Rory P. Hughes
     -------------------------------
     Rory P. Hughes
     Director and Vice President-
     Research and Development